Staten Island Bancorp, Inc.

            A timeless tradition of excellence in community banking.

                               1998 Annual Report

Staten Island Bancorp, Inc.

Profile Staten Island Bancorp, Inc. was organized in 1997 and is the holding company for Staten Island Savings Bank, a federally chartered, FDIC insured thrift institution, originally organized in 1864. Headquartered in Staten Island, New York, the bank operates 16 full service branches and a trust department in Staten Island, and one branch office in Bay Ridge, Brooklyn, New York.

                  The principal business of the Bank consists of attracting deposits from consumers and businesses in its market area and originating consumer, residential, multi-family and commercial real estate loans, as well as other business loans.

                  Staten Island Bancorp, Inc.'s common stock is publicly traded on the New York Stock Exchange under the symbol "SIB".

Mission Staten Island Savings Bank will continue to be a strong financial services company committed to improving shareholder value, while delivering the highest quality products and services responsive to the changing needs of our consumer and business markets. As we grow, we will consistently strive to give extraordinary service to our customers by providing our employees with the means and opportunities to make full use of their skills and capabilities. These commitments to our shareholders, customers and employees will enable the Company to maintain a level of profitability necessary to remain independent for the benefit of the communities we serve.



Letter to Shareholders .....................................................   2
Selected Consolidated Financial and Other Data .............................   8
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ................................................   9
Financial Statements .......................................................  19
Report of Independent Public Accountants ...................................  35
Services Available .........................................................  36
Directors and Officers, Shareholder Information ............................ IBC
Banking Locations ..........................................................  BC

Financial Highlights                  Staten Island Bancorp, Inc. and Subsidiary

                                                      At or For the Years Ended December 31,
----------------------------------------------------------------------------------------------
($ in thousands, except per share data)                1998             1997            1996
----------------------------------------------------------------------------------------------
Operations Data
        Net interest income .....................   $   121,072    $    86,755     $    73,993
        Provision for loan losses ...............         1,594          6,003           1,000
        Total other income ......................        10,380          7,454           3,929
        Contribution to SISB Community Foundation          --           25,817            --
        Total other expense .....................        55,918         42,908          40,066
                                                    ------------------------------------------
        Income before provision for income taxes         73,940         19,481          36,856
        Provision for income taxes ..............        29,678          4,932          15,081
        --------------------------------------------------------------------------------------
        Net income ..............................   $    44,262    $    14,549     $    21,775
        --------------------------------------------------------------------------------------
Financial
Condition Data
        Total assets ............................   $ 3,776,947    $ 2,651,170     $ 1,782,323
        Loans receivable, net ...................     1,535,001      1,082,918         968,015
        Securities available for sale ...........     2,029,041      1,350,467         703,134
        Deposits ................................     1,729,061      1,623,652       1,577,748
        Borrowed funds ..........................     1,344,517        250,042              54
        Stockholders' equity ....................       669,042        685,886         171,080
        Non-performing assets ...................        17,081         21,943          23,854
        Net loan chargeoffs .....................           782            271           1,727
        Allowance for loan losses ...............        16,617         15,709           9,977
        --------------------------------------------------------------------------------------
Selected
Financial Ratios
        Stockholders' equity to total assets ....         17.71%         25.87%           9.60%
        Tangible equity to assets ...............         16.84          24.78            8.55
        Total risk-based capital ................         35.93          59.62           20.66
        Net interest margin .....................          4.13           4.39            4.46
        Interest rate spread ....................          2.93           3.82            3.84
        Return on average assets ................          1.45           0.70            1.24
        Return on average equity ................          6.39           7.79           14.03
        Efficiency ratio ........................         41.11          43.30           47.12
        Non-performing assets to total assets ...          0.45           0.83            1.34
        --------------------------------------------------------------------------------------
Per Common
Share Data
        Basic earnings ..........................   $      1.06    $     (0.29)           --
        Fully diluted earnings ..................          1.06          (0.29)           --
        Tangible book value .....................         14.90          14.79            --
        Market value ............................         19.94          20.94            --
        Cash  dividends  declared ...............          0.32           --              --
        --------------------------------------------------------------------------------------

[GRAPHIC -- BAR GRAPHS REPRESENTING TOTAL ASSETS, TOTAL LOANS AND
 TOTAL DEPOSITS]

To Our Shareholders:

  The completion of Staten Island Bancorp, Inc.'s first year as a public company was both exciting and rewarding. The year was highlighted by the implementation of capital management strategies intended to enhance shareholder value, as well as continued growth in key business lines that strengthened our dominant community bank franchise. This performance resulted in steady quarter-to-quarter increases in net income.

The Financial Year in Review

  Net income for the year 1998 of $44.3 million, or $1.06 per share, represented a 56% increase over adjusted earnings due to the one-time contribution to the SISB Community Foundation in 1997. Total assets increased by 42.46% to $3.8 billion--primarily through growth in the securities portfolio of $678.6 million, and a record $452.1 million of net growth in loans.

  The asset growth was mainly funded by an increase of $1.1 billion in borrowed funds, a capital management strategy that was implemented in an effort to prudently generate earnings on the expanded capital base resulting from our stock conversion in December 1997.

  Our net loan growth of 42% was accomplished through a significant increase in loan originations for 1998, primarily with respect to loans on 1-4 family residential properties, the traditional backbone of our lending operations. We also continued to diversify our loan portfolio by pursuing commercial real estate and other business lending opportunities, including the implementation of a Small Business Loan program targeting borrowers in need of less than $100,000. In total, we originated over $640 million in loans, and we remain the leading lender on Staten Island.

  Loan growth has also been accomplished with careful attention to quality. The continued reduction of non-performing loans to $16.2 million, or 1.05% of loans and the corresponding reduction in the provision for loan losses to $1.6 million for the current year, is evidence of our success in meeting this objective.

  While falling interest rates presented opportunities for loan growth, the flattening of the yield curve also created compression on interest margins. To counter this compression, we focused on increasing non-interest income. To that end, we are pleased with the 30% increase we achieved in this area--largely a result of the fee income generated through the mortgage company acquired in 1998 and ongoing expansion of the commercial customer base, as well as modest changes to the pricing of consumer services.

Capital Management Strategies

  As a result of our highly successful initial public offering in December 1997, management was faced with the challenge of implementing strategies that would effectively utilize the new capital, while increasing earnings and enhancing shareholder value. These strategies included the payment of regular quarterly dividends, the initiation of a stock repurchase program, the acquisition of a mortgage company, and prudent leveraging of the balance sheet.

  Regular quarterly dividend payments were initiated in the first quarter 1998. Total dividends of $0.23 per share were paid in 1998. In the first quarter of 1999, the Company increased the regular quarterly dividend to $0.09 from $0.08 per share, representing a 12.5% increase. We also implemented a Dividend Reinvestment Plan beginning with the dividend payments in the third quarter of 1998.

  In the fourth quarter of 1998, the Company instituted a 5% stock repurchase program. This program was completed in the first quarter of 1999 and resulted in the repurchase of 2.3 million shares. In addition, the Company commenced a new 5% stock buyback during the first quarter of 1999.

  We also completed the acquisition of Ivy Mortgage Corp. in the fourth quarter, which has loan origination offices in 22 states. This acquisition will enable Staten Island Savings Bank to generate additional fee income, increase the product mix in our own market area, and diversify the loan portfolio beyond the local market.

Commitment to Community Banking

  We are pleased that our officers and staff continue to respond to the challenges that emerge as we expand our services to the business community and enhance services to our core consumer base. Our success in serving these markets is demonstrated by our ongoing leadership role in residential and business lending in the communities we serve, along with our 30% share of the Staten Island deposit market. Deposit growth of $55 million, exclusive of interest, and the continued growth of our office in Bay Ridge, Brooklyn, further demonstrate this success.

  Core deposits continue to comprise approximately two-thirds of our deposit base and give us the ability to minimize the compression in our net interest spread. This solid base is made up of 17.7% of non-interest checking, up from 15.4% in December 1997. At year-end 1998, our weighted average cost of deposits, including non-interest DDA accounts, of 2.96% places us among the top performers in our peer group.

  Our ability to successfully serve the financial needs of individuals and businesses in our markets is due to a number of factors. More aggressive business development programs, the addition of experienced commercial lenders, and new products and services are just a few examples. By year-end, new small business loan products, debit cards, and on-line banking and bill payment services were introduced.

  The scope of services, which also include a full service trust department as well as savings bank life insurance, continue to be evaluated and enhanced based on responses from our customer base.

Enhancements to Technology

  Cost efficient and flexible technology is critical in the delivery of banking services in this rapidly changing environment. A major conversion to a new data processing service provider was completed in August 1998. This conversion is expected to reduce our data processing costs and improve the flexibility of our technical support systems.

  At this time, the Company is continuing its dedicated efforts to be ready for the Year 2000. Conversion to this new system was a significant step in this process and we have the utmost confidence that we will be ready for the century date change.

--------------------------------------------------------------------------------
  The year was highlighted by the implementation of capital management strategies intended to enhance shareholder value, as well as continued growth in key business lines that strengthened our dominant community bank franchise.
--------------------------------------------------------------------------------

  More importantly, our new systems provide the platform for us to build upon our service and sales orientation, and enable us to expand and compete more effectively and efficiently beyond the turn of the century. This system will also facilitate the identification of profitable growth opportunities that exist within our customer base due to our significant market penetration.

Looking Ahead

  We began this report by stating that the past year had been exciting and rewarding. Well, our first year as a public company has also been encouraging. We have demonstrated our ability to prioritize and execute plans that have enhanced shareholder value, while simultaneously improving the delivery of banking services within our market area.

  At the same time, those decisions will enable us to proceed with our plans for growth and profitability. We will continue to focus on active management of our balance sheet and capital. Our new mortgage company will also play an important role in achieving growth in income and new business opportunities. And of course, we will continue to seek to create opportunities through expansion into new markets and new product development, provided they are in alignment with our strategic objectives.

  As always, the contribution of our directors, officers and staff must be recognized as we manage change and growth. We also remain grateful to you, our shareholders and customers, for your confidence in us, and we are confident in our ability to continue to earn your support and loyalty.

/s/HARRY P. DOHERTY                               /s/JAMES R. COYLE

HARRY P. DOHERTY                                  JAMES R. COYLE
Chairman and                                      President and
Chief Executive Officer                           Chief Operating Officer

Personal Banking

  The timeless tradition of our successful community banking franchise centers on Staten Island Savings Bank's network of 17 branch locations. The 16 locations on Staten Island and one in Bay Ridge, Brooklyn provide unrivaled access to THE bank's full range of deposit and loan services. This extensive branch network is one reason why we continue to maintain our 30% share of the deposit market on Staten Island. Another reason, is the unparalleled customer service that has been a tradition at THE bank for over a century. Responses to regularly scheduled surveys continue to reflect high levels of customer satisfaction among the 70,000 plus households doing business with THE bank.

  While the bank prides itself on the personal service provided at all of our locations, our electronic delivery systems, including a network of 36 ATMs, bank-by-phone and PC direct, our new on-line banking service, offer 24 hour/7 day access to transactions and information. In addition, the benefits of the ATM card were expanded for over 20,000 cardholders through the introduction of the Visa Check Card program in December 1998. With this new feature, cardholders can now use THE bankCard at all retail and merchant locations that accept Visa.

  Single-family residential loan volume remains at record levels with $508 million in loan originations during the year, once again placing Staten Island Savings Bank as the leading lender in our market. Several outreach programs implemented in 1997 continue to have a significant impact on new loan production.

  A full-time residential loan originator is available for consultation at times and locations most convenient to the applicant. This program has been very well received in our market and accounted for $28 million in new loan business in 1998.

  In addition, our Priority Access Broker Program accounts for approximately 70% of the total loan volume. A full-time manager of the program has improved the awareness of our products with mortgage and real estate brokers. Program members have indicated that our increased presence in the market has enabled us to respond more quickly to pricing and product changes dictated by changing market conditions. We are also more aggressive in enlisting new productive members into the program.

  The service delivered by loan origination staff also continues to receive high marks from the borrowers who respond to our customer service surveys.

  Personal and business customers also have access to services which include trust and estate planning, retirement planning, and investment management planning services. We currently have $137 million in assets under management. The availability of Trust services is another source for establishing profitable relationships.

                                        Single-family  residential  loan  volume

                 remains at record levels with $508 million in loan originations during the year, once again placing

                                                      STATEN ISLAND SAVINGS BANK

                                            as the leading lender in our market.

Efforts to
enhance services and
expand products targeting local businesses continue to be effective. With over 10,000 business checking accounts, no one knows the needs of businesses in our market area better than we do.

Business Banking

  Efforts to enhance services and expand products targeting local businesses continue to be effective. Ninety percent of businesses in Staten Island have sales volumes of less than $5 million per year. With over 10,000 business checking accounts, no one knows the needs of businesses in our market area better than we do.

  In 1998, we established a Small Business Loan unit dedicated to the borrowing needs of businesses seeking less than $100,000. Four products were designed for this customer segment and the application process was simplified.

  The operation of this unit will enable our commercial lenders to spend more time with larger borrowers, thereby accelerating relationship management and business development efforts. Originations of commercial loans increased to $112 million, or 65% over 1997 activity. This includes multi-family, commercial real estate, construction and land, and other commercial loans.

  The employees in each of our branches continue to support the growth in commercial accounts with their understanding of the importance of time and flexibility to the small business owner. Unique services, like phone calls for checks presented against insufficient or uncollected funds are valuable to small businesses and are a source of fee income. Business customers with special investment and banking needs receive personal service through our Personal Financial Center, and may be referred to the Trust Department for retirement planning or other investment management services.

  We know that business people need a bank at all times of the day or week. The availability of ATM cards for select businesses and bank-by-phone for all businesses, allow 24 hour access to transactions and information. Businesses will also benefit from PC banking, which allows them to review account history, transfer money between accounts, and pay bills.

  New business development is accomplished through the full-time efforts of a team of officers. Branch managers are actively involved in calling on current customers in order to seek new opportunities or handle current needs. We will continue to integrate the activities of our branch network, loan officers, business development staff and back-office operations to provide seamless service to this important and profitable group of customers.

  We also recognize that our high penetration into the local business market presents excellent opportunities for growth in personal banking and trust services. Staff training directed toward cross selling loan and non-loan products continues, and enables THE bank to strengthen the overall relationship with our business customers.

Staten Island Bancorp, Inc. and Subsidiary

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following selected historical financial data for the five years ended December 31, 1998 is derived in part from the audited financial statements of the Company. The selected historical financial data set forth below should be read in conjunction with the historical financial statements of the Company, including the related notes, included elsewhere herein.

                                                                              December 31,
                                             --------------------------------------------------------------------------
(000's omitted except share data)               1998             1997            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:
  Total assets                               $ 3,776,947     $ 2,651,170     $1,782,323      $1,728,130      $1,376,220
  Securities held to maturity                         --              --             --              --         321,263
  Securities available for sale                2,029,041       1,350,467        703,134         788,622         378,207
  Loans receivable, net                        1,535,001       1,082,918        968,015         801,137         608,954
  Intangible assets(1)                            17,701          18,414         20,490          22,633             492
  Deposits                                     1,729,061       1,623,652      1,577,748       1,535,617       1,225,918
  Borrowings                                   1,344,517         250,042             54              46              47
  Stockholders' equity                           669,042         685,886        171,080         150,082         125,444
  Tangible book value per share                    14.90           14.79             --              --              --
  Common shares outstanding                   43,704,812      45,130,312             --              --              --
                                                                      For the Year Ended December 31,
                                             --------------------------------------------------------------------------
Selected Operating Data:                          1998            1997           1996           1995             1994
-----------------------------------------------------------------------------------------------------------------------
Net interest income                          $   121,072     $    86,755     $   73,993      $   60,122      $   53,747
Provision for loan losses                          1,594           6,003          1,000              --              76
Other income                                      10,380           7,454          3,929           4,040           2,048
Charitable contribution to
  SISB Community Foundation                           --          25,817             --              --              --
Other expenses                                    55,918          42,908         40,066          32,953          25,557
Provision for income taxes                        29,678           4,932         15,081          13,284          13,958
Net income                                   $    44,262     $    14,549     $   21,775      $   13,225      $   16,204
Earnings (loss) per share
  basic and fully diluted                    $     1.06      $     (0.29)(3)         --              --              --
Dividends paid                               $     0.23               --             --              --              --

                                                                   At or For the Year Ended December 31,
                                             --------------------------------------------------------------------------
Key Operating Ratios:                             1998            1997           1996           1995             1994
------------------------------------------------------------------------------------------------------------------------
Performance Ratios:(2)(3)
  Return on average assets                        1.45%           0.70%          1.24%          0.88%            1.17%
  Return on average equity                        6.39            7.79          14.03           9.54            13.27
  Average interest-earning assets to
    average interest-bearing liabilities        139.98          118.70         120.24         117.17           113.05
  Interest rate spread(4)                         2.93            3.82           3.84           3.63             3.64
  Net interest margin(4)                          4.13            4.39           4.46           4.16             4.00
  Noninterest expenses,
    exclusive of amortization of
    intangible assets, to average assets          1.76            1.96           2.16           2.11             1.81
Asset Quality Ratios:
    Non-performing assets to total assets
    at end of period(5)                           0.45%           0.83%          1.34%          1.44%            0.61%
  Allowance for loan losses to
    non-performing loans at
    end of period                               102.37           73.69          43.85          44.20            38.79
  Allowance for loan losses to total loans
    at end of period                              1.07            1.42           1.02           1.32             0.51
Capital Ratios:
  Average equity to average assets(3)            22.64%           8.96%          8.85%          9.21%            8.84%
  Tangible equity to assets
    at end of period                             16.84           24.78           8.55           7.09             9.55
  Total capital to
    risk-weighted assets                         35.93           59.62          20.66          19.65            17.16

(1) Consists of excess of cost over fair value of net assets acquired ("goodwill") and core deposit intangibles which amounted to $14.6 million and $3.1 million at December 31, 1998, respectively.

(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods.

(3) The conversion proceeds were received on December 22, 1997 and have been reflected in the performance and other ratios as of that date. Per share information for 1997 is since conversion.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Non-performing assets consist of nonaccrual loans and real estate acquired through foreclosure or by deed-in-lieu thereof.

Staten Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General. The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Financial Statements and the accompanying Notes to Financial Statements and the other sections contained in this Annual Report.

  The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities which principally consist of deposits and borrowed funds. The Company's results of operations are also affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.

Asset and Liability Management. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1998, the ratio of the Company's one-year gap to total assets was a negative 14.35% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 64.84%.

  The static gap analysis alone is not a complete representation of interest rate risk since it fails to account for changes in prepayment speeds on the Company's loan and investment portfolios in different rate environments. The behavior of deposit balances will also vary with changes in the customer mix, management's pricing strategies, and changes in the general level of interest rates. The gap analysis does not provide a clear presentation of the risks to income embedded in the balance sheet, customer structure and various management strategies.

  To measure  earnings at risk,  the Asset and  Liability  Management  Committee
(ALCO) makes extensive use of an earnings simulation model in the formation of its interest rate risk management strategies. The model uses management assumptions concerning the repricing of assets and liabilities as well as business volumes, projected under a variety of interest rate scenarios. These scenarios incorporate interest rate increases and decreases of 200 basis points over a twelve month period.

  Management's assumptions for prepayments in the loan portfolio and pricing of the Company's deposit products are based on management's review of past behavior of the Company's borrowers and depositors in response to changes in both general market interest rates and rates offered by the Bank. These assumptions represent management's estimates and do not necessarily reflect actual results.

  At December 31, 1998, based on this model, the Company's potential earnings at risk to a gradual 200 basis point rise or decline in market interest rates over the next twelve months was a 2.52% decrease in projected net income for the year 1999 in a rising rate environment and a 1.38% increase in projected net income in a declining rate environment. Actual interest rate changes during the past three years have fallen within this range and management expects that any changes over the next year will not exceed this range.

  Management has included all financial instruments and assumptions that have a material effect in calculating the Company's potential net income. These measures of risk represent the Company's exposure to interest rate movements at a particular point in time. ALCO monitors the Company's risk profile on a quarterly basis or as needed to monitor the effects of movements in interest rates and also any changes or developments in the Company's core business.

  The Company also reviews the market value of portfolio equity (MVPE) which is defined as the net present value of an institution's existing assets, liabilities and off balance sheet instruments, on a quarterly basis. The Office of Thrift Supervision (OTS) monitors the Bank's interest rate risk through this calculation which they prepare quarterly based on information provided by the Bank. In addition the Company prepares its MVPE calculation based on its own assumptions which could vary from those used by the OTS.

  In order to minimize the potential for adverse effects of material and prolonged increases or decreases in interest rates on the Company's results of operations, the Company has adopted asset and liability management policies to better match the maturities and repricing terms of the Company's interest-earning assets and interest-bearing liabilities. The Finance and Planning Committee, a Board committee, sets and recommends the asset and liability policies along with limits for earnings at risk and MVPE of the Company which are implemented by the ALCO. The ALCO is chaired by the Chief Financial Officer and is comprised of members of the Company's management. The purpose of the ALCO is to communicate, coordinate and control asset/liability management consistent with the Company's business plan and Board approved policies and limits. The ALCO establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to gap analysis and income simulations. At each meeting, the ALCO recommends appropriate strategy changes based on such review. The Chief Financial Officer or his designate is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Finance and Planning Committee at least quarterly.

  The ALCO regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and MVPE, and evaluating such impacts against the maximum potential change in net interest income and MVPE that is authorized by the Board of Directors of the Company.

  The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1998, based on the information and assumptions set forth in the notes below.

                                                                              More           More than
                                           Within           Three to        than One        Three Years      Over
                                            Three            Twelve         Year to          to Five         Five
                                            Months           Months       Three Years         Years          Years          Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (000's omitted)
Interest-earning assets(1):
  Loans receivable(2):
    Mortgage loans:
      Fixed                               $ 26,528        $   70,696      $ 168,935       $ 144,231       $  465,459      $  875,850
      Adjustable                           180,428           109,805        137,610         102,275           68,806         598,923
    Other loans                             26,788            11,510         17,338           2,050            1,294          58,980
Securities:
  Non-mortgage(3)                           96,969            12,302         21,326           1,115          247,543         379,295
  Mortgage-backed fixed(4)                  47,179           129,605        240,586         219,605          493,935       1,130,910
  Mortgage-backed adjustable(4)             77,406           165,198        199,433          46,948               --         488,985
Other interest-earning assets               45,050                --             --              --               --          45,050
                                          ------------------------------------------------------------------------------------------
Total interest-earning assets             $500,347        $  499,116      $ 785,228       $ 516,264       $1,277,037      $3,577,993
                                          ==========================================================================================
Interest-bearing liabilities:
  Deposits:
    NOW accounts(5)                       $  7,458        $   22,375      $  27,415       $   7,257       $   16,126      $   80,632
    Savings accounts(5)                     31,051            93,153        189,960         124,204          292,246         730,614
    Money market deposit accounts(5)        16,266            48,798          9,059           4,324            3,912          82,359
  Certificates of deposit                  179,712           227,711        111,640          18,091               --         537,154
  Other borrowings                         268,000           646,977        299,500         130,040               --       1,344,517
                                          ------------------------------------------------------------------------------------------
      Total interest-bearing
        liabilities                       $502,487        $1,039,014      $ 637,574       $ 283,916       $  312,284      $2,775,276
                                          ==========================================================================================
Excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities            $ (2,140)       $ (539,898)     $ 147,654       $ 232,348       $  964,753      $  802,717
                                          ==========================================================================================
Cumulative excess (deficiency) of
  interest-earning assets
  over interest-bearing liabilities       $ (2,140)       $ (542,038)     $(394,384)      $(162,036)      $  802,717
                                          ==========================================================================
Cumulative excess (deficiency) of
  interest-earning
  assets over interest-bearing
  liabilities as a percent of
  total assets                               (0.06)%          (14.35)%      (10.44)%          (4.29)%          21.25%
                                          ==========================================================================

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments in the current rate environment.

(2) Balances have been reduced for non-performing loans, which amounted to $17.1 million at December 31, 1998.

(3)  Based on contractual maturities.

(4)  Reflects estimated prepayments in the current interest rate environment.

(5) Although the Company's NOW accounts, savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on the latest available OTS assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $1.2 billion or 32.2% of total assets.

  Certain assumptions are contained in the previous table which affect the presentation therein. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates of other types of assets and liabilities lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

CHANGES IN FINANCIAL CONDITION

General. The Company recorded total assets of $3.8 billion at December 31, 1998, representing a $1.1 billion, or 42.46% increase from the level recorded at December 31, 1997. The primary source of asset growth was a $678.6 million or 50.24% increase in securities and a $452.1 million or 41.75% increase in net loans. Such net increases were funded primarily by an increase in borrowed funds of $1.1 billion and an increase in deposits of $105.4 million partially offset by a decrease of $59.7 million in other liabilities.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of cash and due from banks, money market accounts and federal funds sold, amounted to $133.1 million and $148.9 million at December 31, 1998 and December 31, 1997, respectively. The decrease of $15.8 million or 10.63% between December 31, 1997 and December 31, 1998 was primarily due to the investment of funds into loans and securities.

Loans. The Company's net loan portfolio increased $452.1 million or 41.75% to $1.5 billion at December 31, 1998. The increase in the loan portfolio was due to record loan originations of $643.9 million or $354.3 million more than last year. Loan demand was primarily in one-to-four family residential loans and to a lesser extent, commercial real estate, construction and land loans and commercial business lending. The Company continued its efforts to expand its lending activities through the use of business development officers, commercial loan officers and mortgage loan originators. The purchase of substantially all of the assets of Ivy Mortgage Corp. ("Ivy Mortgage") has provided the Company with greater flexibility to further increase its loan portfolio.

Securities. Securities amounted to $2.0 billion and $1.4 billion at December 31, 1998 and December 31, 1997, respectively. All of the Company's securities were classified available for sale at such dates. The securities portfolio increased $678.6 million or 50.25% during the period between December 31, 1997 and December 31, 1998. The increase was primarily due to the Company's strategy to fund asset growth through borrowings at acceptable spreads to leverage the balance sheet.

Deposits. Deposits rose $105.4 million to $1.7 billion at December 31, 1998 primarily reflecting increases of $54.7 million in demand deposits to $305.4 million, $21.5 million in savings accounts to $730.6 million, $16.5 million in certificates of deposit to $537.2 million, $6.3 million in money market accounts to $82.4 million and $6.5 million in NOW accounts to $73.5 million. Deposit growth especially in demand deposits is a result of the Bank's continued efforts in business development as well as continued and ever increasing customer loyalty which management attributes to the service provided by the Bank.

Borrowed Funds. The Company's borrowings amounted to $1.3 billion at December 31, 1998 representing a $1.1 billion increase from the level at December 31, 1997. The Company utilizes borrowings as an additional source of funds to fund asset growth in both the securities and loan portfolios.

Stockholders' Equity. Stockholders' equity amounted to $669.0 million at December 31, 1998 and $685.9 million at December 31, 1997 or 17.71% and 25.87% of total assets at such dates, respectively. The decrease of $16.8 million was due to the use of $31.4 million to purchase shares on the open market for the Recognition and Retention Plan, initiation of a 5% stock repurchase program which resulted in a reduction of $27.4 million and aggregate cash dividend payments of $10.3 million. These decreases were partially offset by net income of $44.3 million, an increase of $2.8 million in unrealized appreciation on securities available for sale net of taxes, and an allocation of ESOP and RRP shares, resulting in an increase of $5.2 million.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

  The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate;
(iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                                                 Year Ended December 31,
                                ---------------------------------------------------------------------------
                                                 1998                                     1997
                                ---------------------------------------------------------------------------
                                                            Average                                 Average
                                 Average                     Yield/        Average                   Yield/
                                 Balance        Interest      Cost         Balance       Interest     Cost
-----------------------------------------------------------------------------------------------------------
                                                                                     (000's omitted)
Interest-earning assets:
  Loans receivable(1):
    Real estate loans           $1,213,098      $ 95,742      7.89%      $  982,569     $ 79,521      8.09%
    Other loans                     48,212         5,433     11.27           47,150        4,510      9.57
                                ------------------------                 -----------------------
      Total loans                1,261,310       101,175      8.02        1,029,719       84,031      8.16
  Securities                     1,631,050       106,025      6.50          822,045       55,973      6.81
  Other earning
    assets(2)                       36,648         1,941      5.30          126,208        6,808      5.39
                                ------------------------                 -----------------------
Total interest-
  earning assets                 2,929,008       209,141      7.14        1,977,972      146,812      7.42
                                                --------                                 -------
Noninterest-
  earning assets                   132,995                                  105,101
                                ----------                               ----------
      Total assets              $3,062,003                               $2,083,073
                                ==========                               ==========
Interest-bearing
  liabilities:
  Deposits:
    NOW and money
      market deposits           $  118,318         3,114      2.63       $  102,837        2,824      2.75
    Savings deposits               780,536        20,953      2.68          951,188       25,281      2.66
    Certificates of
      deposit                      528,686        26,875      5.08          531,293       27,185      5.12
                                ------------------------                 -----------------------
      Total deposits             1,427,540        50,942      3.57        1,585,318       55,290      3.49
      Total other
        borrowings                 664,863        37,127      5.58           81,071        4,767      5.88
                                ------------------------                 -----------------------
      Total interest-
        bearing
        liabilities              2,092,403        88,069      4.21        1,666,389       60,057      3.60
                                                --------                                  ------
Noninterest-bearing
    liabilities(3)                 276,455                                  230,017
  Total liabilities              2,368,858                                1,896,406
Stockholders' equity               693,145                                  186,667
  Total liabilities and
    stockholders'
    equity                      $3,062,003                               $2,083,073
                                ==========                               ==========

                                       Year Ended December 31,
                                ----------------------------------
                                                 1996
                                ----------------------------------
                                                           Average
                                 Average                    Yield/
                                 Balance        Interest     Cost
------------------------------------------------------------------
                                           (000's omitted)
Interest-earning assets:
  Loans receivable(1):
    Real estate loans           $  833,770     $ 68,600      8.23%
    Other loans                     57,913        5,144      8.88
                                -----------------------
      Total loans                  891,683       73,744      8.27
  Securities                       737,796       49,083      6.65
  Other earning
    assets(2)                       29,853        1,603      5.37
                                -----------------------
Total interest-
  earning assets                 1,659,332      124,430      7.49
                                                 ------
Noninterest-
  earning assets                    93,611
                                ----------
      Total assets              $1,752,943
                                ==========
Interest-bearing
  liabilities:
  Deposits:
    NOW and money
      market deposits           $  134,600        3,479      2.58
    Savings deposits               752,190       21,192      2.82
    Certificates of
      deposit                      493,180       25,760      5.22
                                -----------------------
      Total deposits             1,379,970       50,431      3.65
      Total other
        borrowings                      47            6     12.77
                                -----------------------
      Total interest-
        bearing
        liabilities              1,380,017       50,437      3.65
                                                -------
Noninterest-bearing
    liabilities(3)                 217,740
  Total liabilities              1,597,757
Stockholders' equity               155,186
  Total liabilities and
    stockholders'
    equity                      $1,752,943
                                ==========
                                                             Year Ended December 31,
                                ----------------------------------------------------------------------------
                                                 1998                                     1997
                                ----------------------------------------------------------------------------
                                                            Average                                 Average
                                 Average                     Yield/        Average                   Yield/
                                 Balance        Interest      Cost         Balance       Interest     Cost
------------------------------------------------------------------------------------------------------------
                                                              (000's omitted)
Net interest-earning
  assets                        $  836,605                               $  311,583
                                ==========                               ==========
Net interest
  income/interest
  rate spread                                   $121,072      2.93%                      $86,755      3.82%
                                                ==================                       =================
  Net interest margin                                         4.13%                                   4.39%
                                                            ======                                  ======
Ratio of average
  interest-earning assets
  to average interest-
  bearing  liabilities                                      139.98%                                 118.70%
                                                            ======                                  ======

                                      Year Ended December 31,
                                ----------------------------------
                                              1996
                                ----------------------------------
                                                           Average
                                 Average                    Yield/
                                 Balance        Interest     Cost
------------------------------------------------------------------
                                         (000's omitted)
Net interest-earning
  assets                        $  279,315
                                 ==========
Net interest
  income/interest
  rate spread                                   $73,993      3.84%
                                                =================
  Net interest margin                                        4.46%
                                                           ======
Ratio of average
  interest-earning assets
  to average interest-
  bearing  liabilities                                     120.24%
                                                           ======


(1) The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.

(2) Includes money market accounts, Federal Funds sold and interest-earning bank deposits.

(3)  Consists primarily of demand deposit accounts.

RATE/VOLUME ANALYSIS

  The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                         For the Year Ended December 31,
                                        --------------------------------------------------------------------------------------------
                                                       1998 compared to 1997                        1997 compared to 1996
                                        --------------------------------------------------------------------------------------------
                                           Increase (decrease) due to                     Increase (decrease) due to
                                        -------------------------------   Total Net     -------------------------------   Total Net
                                                                 Rate/     Increase                              Rate/     Increase
                                          Rate      Volume       Volume   (Decrease)     Rate       Volume       Volume   (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (000's omitted)
Interest-earning assets:
  Loans receivable:
    Real estate loans ..............   $ (1,973)   $ 18,657    $   (463)   $ 16,221    $ (1,122)   $ 12,243    $   (200)   $ 10,921
    Other loans ....................        803         101          18         922         395        (956)        (73)       (634)
                                       ---------------------------------------------------------------------------------------------
    Total loans receivable .........     (1,170)     18,758        (445)     17,143        (727)     11,287        (273)     10,287
  Securities .......................     (2,357)     55,085      (2,496)     50,052       1,037       5,732         121       6,890
  Other earning assets .............       (125)     (4,831)         89      (4,867)         32       5,072         101       5,205
                                       ---------------------------------------------------------------------------------------------
Total net change in
  income on interest-earning assets      (3,832)     69,012      (2,852)     62,328         342      22,091         (51)     22,382
                                       ---------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits:
    NOW and money
      market deposits ..............       (117)        425         (18)        290         217        (821)        (51)       (655)
    Savings accounts ...............        252      (4,536)        (45)     (4,329)     (1,200)      5,607        (318)      4,089
    Certificates of deposit ........       (177)       (133)       --          (310)       (525)      1,991         (41)      1,425
                                       ---------------------------------------------------------------------------------------------
      Total deposits ...............        (42)     (4,244)        (63)     (4,349)     (1,508)      6,777        (410)      4,859
  Other borrowings .................       (240)     34,325      (1,725)     32,360          (3)     10,343      (5,579)      4,761
  Total net change in expense
    on interest-bearing liabilities        (282)     30,081      (1,788)     28,011      (1,511)     17,120      (5,989)      9,620
                                       ---------------------------------------------------------------------------------------------
Net change in net interest income ..   $ (3,550)   $ 38,931    $ (1,064)   $ 34,317    $  1,853    $  4,971    $  5,938    $ 12,762
                                       =============================================================================================

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997

General. The Company reported net income of $44.3 million or $1.06 per share for the year ended December 31, 1998 compared to net income of $14.5 million for the year ended December 31, 1997, an increase of $29.8 million or 205.5%. The earnings for the year ended December 31, 1997 included a one time non-recurring contribution to the SISB Community Foundation (the Foundation) of $25.8 million ($13.8 million net of taxes). The Foundation was established as part of the Conversion to enhance the Company's visibility and reputation in the communities that it serves. The Foundation will continue the Bank's previously demonstrated commitment to the housing, civic and special needs of the community. The Company's net income for 1998 represents a $15.9 million or 56.0% increase over 1997 net income as adjusted to exclude the effect of the contribution to the Foundation.

  The increase in net income for the year ended December 31, 1998 was primarily due to an increase in net interest income of $34.3 million and a decrease in the provision for loan losses of $4.4 million, partially offset by an increase of $13.0 million in total other expenses and an increase of $12.7 million in the provision for income taxes exclusive of related deferred tax benefit from the contribution to the Foundation. These and other significant fluctuations in the Company's results of operations are discussed below.

  Interest Income. The increase in interest income of $62.3 million for the year ended December 31, 1998 was primarily due to an increase in the average balance of the Company's earning assets partially offset by a decrease in the average yield on loans and securities. The average balance of the loan portfolio increased $231.6 million or 22.49% to $1.3 billion primarily as a result of increased loan demand and the Company's continued efforts to expand its lending activity including the purchase of assets from Ivy Mortgage in the fourth quarter of 1998. The average balance of the securities portfolio increased $809.0 million or 98.41% to $1.6 billion for 1998 primarily as a result of the use of the net proceeds from the

Conversion and the Company's leveraging strategy. These increases were partially offset by a decrease in the average balance of other interest-earning assets of $89.6 million or 70.96%. The average yield earned on the Company's loan portfolio decreased from 8.16% in 1997 to 8.02% in 1998. This decrease in the average yield on the loan portfolio was a result of declining interest rates during the year resulting in the payoff of higher yielding loans and the origination of loans at market interest rates which are currently lower than the average yield on the Bank's loan portfolio. The average yield was also reduced by downward pricing of certain of the Company's adjustable rate loans. The yield on the securities portfolio decreased 31 basis points to 6.50% in 1998 from 6.81% in 1997. The decrease was a result of declining interest rates in 1998 and the accelerated payoff of higher yielding mortgage backed securities.

Interest Expense. The Company recorded interest expense of $88.1 million for 1998 compared to $60.1 million for 1997, an increase of $28.0 million or 46.64%. Interest on borrowed funds increased $32.4 million due to a $583.8 million increase in the average balance of borrowings in 1998. The increase in the average balance of borrowings reflects the Bank's leveraging strategy which was instituted in 1997 to fund asset growth through borrowings at acceptable spreads. The average cost of borrowings decreased 30 basis points from 5.88% in 1997 to 5.58% in 1998 primarily due to the declining interest rate environment and the use of certain callable borrowings. The average balance of interest-bearing deposits decreased $157.8 million as a result of the withdrawal of temporary deposits held in anticipation of the Company's stock conversion in the fourth quarter of 1997. The average cost of interest-bearing deposits increased to 3.57% due to the change in the mix of the interest-bearing deposit base.

Net Interest Income. Net interest income was $121.1 million for 1998 compared to $86.8 million for 1997. This represents an increase of $34.3 million or 39.56%. The increase was a result of a $62.3 million increase in interest income partially offset by a $28.0 million increase in interest expense. The increase in interest income was the result of an increase of $951.0 million in the average balance of interest- earning assets partially offset by a decrease in the average yield of interest-earning assets of 27 basis points from 7.41% in 1997 to 7.14% in 1998. Interest expense increased due to a $426.0 million increase in the average balance of interest-bearing liabilities and a 61 basis point increase in the average cost from 3.60% in 1997 to 4.21% in 1998 due to a change in the composition of the Company's interest-bearing liabilities and the respective costs of the funding sources found within the mix. The net interest rate spread and margin decreased to 2.93% and 4.13%, respectively, for the period ended December 31, 1998 from 3.82% and 4.39%, respectively, as of December 31, 1997. Such decreases were primarily due to the Bank's continued use of borrowed funds to leverage the balance sheet coupled with the current rate environment which has resulted in lower interest-earning asset yields.

Provision for Loan Losses. For the year ended December 31, 1998 the provision for loan losses was $1.6 million compared to $6.0 million for the year ended December 31, 1997. The provision in 1997 included a non-recurring amount of $4.0 million based on management's review of the risk elements in the loan portfolio and also the longer-than-anticipated workout periods for the commercial portfolio that was acquired from Gateway State Bank in 1995. Management determined that in certain circumstances more aggressive work-out procedures for such non-performing loans would be warranted; which could increase the risk of loss with respect to such loans. As a result, management decided to increase the reserve levels in 1997. The provision in 1998 was based on management's continuing review of the risk elements in the Bank's loan portfolio and past history related to chargeoffs and recoveries. In particular, management considered the continued growth in the loan portfolio, as well as the decrease in its non-performing loans in determining the level of the provision in 1998.

Other Income. Other income amounted to $10.4 million and $7.5 million for the years ended December 31, 1998 and 1997, respectively. The increase of $2.9 million or 39.27% was primarily due to an increase of $2.3 million in service and fee income and a $0.6 million increase in net gains on securities. The increase in service and fee income was due to the fees generated by the operations of Ivy Mortgage, increased fees due to the growth of checking accounts along with the related transaction growth and increased gains related to the disposition of Other Real Estate Owned ("ORE") properties. The increase in net gains on security transactions reflects management's decision to adjust the mix of the Company's investment portfolio in the normal course of business.

Other Expenses. Other expenses for the year ended December 31, 1998 were $55.8 million or 30.30% more than the other expenses of $42.9 million for the year ended December 31, 1997, exclusive of the $25.8 million contribution to the Foundation. The primary reasons for the increase in other expenses were increases in personnel costs of $9.3 million, data processing of $1.0 million, professional fees of $1.5 million and other expenses of $0.9 million. The increase in personnel costs was primarily due to the $7.1 million non-cash expense generated by the allocation and appreciation of shares held in the Company's stock related benefit plans during the year and staff additions to the Bank's lending operations to enhance credit administration and process the substantial increase in new loan originations.

The increase in data processing costs was primarily due to non-recurring costs related to the conversion to a new data processing system in the third quarter of 1998. The increase in professional fees was primarily due to the costs related to forming a passive Real Estate Investment Trust (REIT) and a New Jersey investment company in connection with certain of the Company's tax planning strategies. Professional fees also increased due to increased audit and legal fees associated with operating as a public company. Other expenses increased primarily as a result of additional costs related to regulatory and reporting requirements as a public company.

Provision for Income Taxes. The provision for income taxes amounted to $29.7 million for the year ended December 31, 1998 compared to $4.9 million for the year ended December 31, 1997. The Company in 1997 recorded a $12.0 million deferred tax benefit from the $25.8 million contribution to the Foundation along with a $2.6 million reversal of previously deferred income taxes related to bad debt reserves accumulated for New York City purposes, resulting in an adjusted tax provision of $19.5 million. The effective tax rate in 1998 was 40.1% compared to 43.1% in 1997. The decrease in the effective tax rate was primarily a result of the Bank's tax planning strategies put in place in 1998.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 1997 AND 1996

General.  The Company  reported  net income of $14.5  million for the year ended
December 31, 1997 compared to net income of $21.8 million for the year ended December 31, 1996, a decrease of $7.2 million or 33.2%. The earnings for the year ended December 31, 1997 included a one-time non-recurring contribution of $25.8 million ($13.8 million net of taxes) for the funding of the Foundation. At the close of the Conversion in December 1997, the Company funded the Foundation with a one-time donation of 2,149,062 shares of common stock. Excluding the effect of this contribution to the Foundation, net income would have been $28.4 million. In addition to this one-time charge, the loan loss provision increased by $5.0 million and total other expenses increased $2.8 million, net of the one-time contribution to the Foundation. These increases were partially offset by an increase in net interest income of $12.8 million and a decrease in the provision for income taxes of $10.1 million.

Interest Income. The increase in interest income for the year ended December 31, 1997 was primarily due to an increase in the average balance of the Company's earning assets and an increase in the average yield on securities partially offset by a decrease in the average yield on loans. The average balance of the loan portfolio increased $138.0 million or 15.48% to $1.0 billion primarily as a result of increased loan demand and the Company's continued efforts to expand its lending activity. The average balance of the Company's securities portfolio increased $84.2 million or 11.42% to $822.0 million for 1997 primarily as a result of the use of a portion of the net proceeds from the Conversion and, to a lesser extent, the Company's leveraging strategy. The increase in the average balance of other earning assets to $126.2 million for 1997 is directly related to the funds generated during the Conversion. The average yield earned on the Company's loan portfolio decreased from 8.27% for 1996 to 8.16% for 1997. This decrease in the average yield on the loan portfolio was primarily due to the increased loan repayment activity in higher yielding loans and the downward pricing of certain of the Company's adjustable rate loans. The yield on the securities portfolio increased to 6.81% for 1997 compared to 6.65% for 1996 which reflects the sale of lower rate securities in connection with the Company's restructuring of its investment portfolio during 1996 and 1997, along with the investment in higher yielding mortgage-backed securities.

Interest Expense. Interest expense was $60.1 million for 1997 compared to $50.4 million for 1996, an increase of $9.6 million or 19.07%. Interest on borrowed funds increased $4.8 million due to a $81.1 million increase in the average balance of borrowings in 1997. The average balance of borrowings for 1996 was $47,000. The significant increase in the average balance of borrowings reflects the leveraging strategy instituted by the Company during the year ended December 31, 1997. The average balance of interest bearing deposits increased by $205.3 million from December 31, 1996 to December 31, 1997 while the average cost of these deposits decreased from 3.65% for 1996 to 3.49% for 1997. The increase in the average balance of deposits and the decrease in the average cost was a result of the Company's continued business development efforts for demand deposits along with deposits made in anticipation of payment for the Company's common stock in the Conversion.

Net Interest Income. Net interest income was $86.8 million for 1997 compared to $74.0 million for 1996. This represents an increase of $12.8 million or 17.2%. The increase was a result of a $22.4 million increase in interest income which was partially offset by a $9.6 million increase in interest expense. The increase in interest income was the result of an increase of $318.6 million in the average balance of interest earning assets partially offset by a decrease of seven basis points from 7.49% for 1996 to 7.42% for

1997 in the average yield on interest earning assets. Interest expense increased due to a $286.4 million increase in the average balance of interest bearing liabilities which was partially offset by a decrease of five basis points in the average rate paid from 3.65% to 3.60% for the years 1996 and 1997, respectively. The net interest rate spread and margin decreased to 3.82% and 4.39%, respectively, for the year ended December 31, 1997 compared to 3.84% and 4.46%, respectively, for the year ended December 31, 1996.

Provision for Loan Losses. For the year ended December 31, 1997 the provision for loan losses was $6.0 million compared to $1.0 million for the year ended December 31, 1996. The provision for loan losses in 1997 was based on management's continued review of the risk elements in the Company's loan portfolio. As part of its 1997 review, management considered a report prepared by an independent third-party consultant with respect to the risk elements in the Company's loan portfolio and an analysis prepared by the Company's management with respect to certain trends affecting the Company's loan portfolio such as charge-offs, delinquencies and other external economic factors including interest rates. Such trend analysis and third-party report indicated certain additional potential risk factors to be considered in estimating the level of the allowance for loan losses. In establishing the provision in 1997, management of the Company also considered the overall increase in the Company's loan portfolio, the potential increased risk of loss generally attributed to commercial real estate loans, construction and land loans and commercial business loans as well as management's continuing experience with the loan portfolio acquired from Gateway. The Company experienced a longer than anticipated work-out period with respect to such loans, and charged-off $1.3 million in 1997 and $2.7 million in 1996. Based on the various factors considered in its 1997 review of risk elements, and in particular the longer than anticipated work-out periods for the Gateway portfolio, management determined that in certain circumstances more aggressive work-out procedures for non-performing loans would be warranted. The fact that more aggressive work-out procedures could increase the risk of loss with respect to such loans also affected management's determination to increase the provision levels during 1997. In addition to general provisions of approximately $2.0 million during 1997, management determined that an additional provision of approximately $4.0 million was necessary in light of estimated losses with respect to the loans acquired from Gateway and with respect to the Company's portfolio of non-performing loans.

Other Income. Other income increased $3.5 million or 89.7% to $7.5 million for 1997 from $3.9 million for 1996. Such increase was primarily due to a $2.7 million net loss on securities transactions in 1996 compared to a net loss of $85,000 in 1997. The Company's program of restructuring its securities was the primary cause of these losses. Service and fee income increased $900,000 to $7.5 million for 1997 from $6.6 million in 1996. The increase in service and fee income was due to an increase in the volume of transactions as well as an increase in demand deposit accounts.

Other Expenses. Other expenses, exclusive of the $25.8 million contribution to the Foundation, were $42.9 million for the year ended December 31, 1997, an increase of $2.8 million or 7.1% compared to $40.1 million for the year ended December 31, 1996. The primary reasons for the increase were an increase in personnel costs of $1.3 million, data processing of $1.1 million, miscellaneous other expenses of $327,000 and marketing expenses of $318,000. The increase in personnel expense was the result of normal salary increases as well as the payment of special bonus payments aggregating $600,000 to all officers and employees. The increase in data processing reflects a one time write-off of the $969,000 investment in the Company's data processing provider. In 1997, the Company determined that the service bureau should be liquidated and the conversion to a new data processing system took place in 1998. The increase in miscellaneous other expenses was due to an increase in stationery and supplies. The increase in marketing expense was a result of the Company's efforts to penetrate new business opportunities particularly in the commercial business development area, and trust services.

Provision for Income Taxes. The provision for income taxes amounted to $4.9 million for 1997 compared with $15.1 million for 1996. The decrease in the provision for income taxes for the year was due to the reduction of income before taxes due to the $25.8 million contribution to the Foundation and a $2.6 million reversal of previously deferred income taxes related to bad debt reserves accumulated for New York City purposes. For a further discussion of the reversal of such income taxes related to bad debt reserves, see Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND COMMITMENTS

  The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. Historically, the Company has been able to generate sufficient cash through its deposits and has only utilized borrowings to fund asset growth at acceptable spreads to leverage the balance sheet. During the year ended December 31, 1998, the Company entered into repurchase agreements as an alternative funding source. At December 31, 1998, such borrowings amounted to $1.3 billion. The Company intends to continue to utilize repurchase agreements and FHLB advances to leverage its capital base and provide funds for its lending and investing activities.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury securities. On a longer term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and mortgage-related securities and investment securities. At December 31, 1998, the total approved loan origination commitments outstanding amounted to $243.3 million and unused credit lines equaled $39.5 million. At the same date, the unadvanced portion of construction loans totaled $14.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1998, totaled $407.4 million. Investment securities scheduled to mature in one year or less at December 31, 1998 totaled $17.3 million and amortization from the amortizing investments is projected at $303.0 million for the year 1999. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

YEAR 2000

In the third quarter of 1998, the Company converted most of its mission critical systems, such as deposits and loans to a Year 2000-compliant platform provided by a new data processing servicer. The cost of this Year 2000 compliance is born by the server under terms of the Company's contract with them. A comprehensive test of the Year 2000 functionality of this system will be substantially completed by the end of the first quarter of 1999. The Company's other information technology systems have been substantially upgraded to be tested for Year 2000 compliance.

In accordance with regulatory guidelines, the Company is developing a Year 2000 business resumption contingency plan which it expects to complete and test by the end of the second quarter of 1999. During 1998, the Company spent approximately $50,000 in connection with Year 2000 compliance and anticipates additional cost of $150,000 to $200,000 for 1999. This amount could increase materially if problems are noted in the test process or contingency plan that have not yet been identified. All such costs are charged to expense as incurred.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

STATEN ISLAND BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 1998 and 1997                                           1998          1997
------------------------------------------------------------------------------------------
ASSETS  (000's omitted)
Assets:
Cash and due from banks .....................................   $    88,059    $    58,435
Federal funds sold ..........................................        45,050         90,500
Securities available for sale ...............................     2,029,041      1,350,467
Loans, net ..................................................     1,457,058      1,082,918
Loans held for sale, net ....................................        77,943           --
Accrued interest receivable .................................        19,389         15,707
Bank premises and equipment, net ............................        22,163         19,737
Intangible assets, net ......................................        17,701         18,414
Other assets ................................................        20,543         14,992
                                                                --------------------------
    Total assets ............................................   $ 3,776,947    $ 2,651,170
                                                                ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Due depositors--
  Savings ...................................................   $   730,614    $   709,074
  Time ......................................................       537,154        520,693
  Money market ..............................................        82,360         76,088
  NOW accounts ..............................................        73,541         67,076
  Demand deposits ...........................................       305,392        250,721
                                                                --------------------------
                                                                  1,729,061      1,623,652
Borrowed funds ..............................................     1,344,517        250,042
Advances from borrowers for taxes and insurance .............         7,091          4,623
Accrued interest and other liabilities ......................        27,236         86,967
                                                                --------------------------
    Total liabilities .......................................     3,107,905      1,965,284
                                                                --------------------------
Commitments and Contingencies (Note 12)

Stockholders' Equity:
Common stock, par value $.01 per share, 100,000,000 shares
  authorized, 45,130,312 issued and 43,704,812 outstanding at
  December 31, 1998 and 45,130,312 issued and outstanding
  at December 31, 1997 ......................................           451            451
Additional paid-in-capital ..................................       534,464        532,521
Retained earnings--substantially restricted .................       215,414        181,499
Unallocated common stock held by ESOP .......................       (38,456)       (41,262)
Unearned common stock held by RRP ...........................       (30,873)          --
Less--Treasury Stock (1,425,500 shares), at cost ............       (27,480)          --
Accumulated other comprehensive income, net of taxes ........        15,522         12,677
                                                                --------------------------
    Total stockholders' equity ..............................       669,042        685,886
                                                                --------------------------
    Total liabilities and stockholders' equity ..............   $ 3,776,947    $ 2,651,170
                                                                ==========================

The accompanying notes are an integral part of these statements.

STATEN ISLAND BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1998, 1997 and 1996         1998             1997            1996
----------------------------------------------------------------------------------------------------
                                                                        (000's omitted)
Interest Income:
  Loans ...............................................   $ 101,175        $  84,031       $  73,744
  Securities available for sale .......................     106,025           55,973          49,083
  Other Earning Assets ................................       1,941            6,808           1,603
                                                          ------------------------------------------
    Total interest income .............................     209,141          146,812         124,430
                                                          ------------------------------------------
Interest Expense:
  Savings and escrow ..................................      20,953           25,281          21,192
  Time ................................................      26,875           27,185          25,760
  Money market and NOW ................................       3,114            2,824           3,479
  Borrowed funds ......................................      37,127            4,767               6
                                                          ------------------------------------------
    Total interest expense ............................      88,069           60,057          50,437
                                                          ------------------------------------------
   Net interest income ...............................      121,072           86,755          73,993
Provision for Loan Losses .............................       1,594            6,003           1,000
                                                          ------------------------------------------
   Net interest income after provision for loan losses      119,478           80,752          72,993
                                                          ------------------------------------------
Other Income (Loss):
  Service and fee income ..............................       9,856            7,539           6,639
  Securities transactions .............................         524              (85)         (2,710)
                                                          ------------------------------------------
    Total other income ................................      10,380            7,454           3,929
                                                          ------------------------------------------
Other Expenses:
  Personnel ...........................................      30,248           20,934          19,684
  Occupancy and equipment .............................       6,150            5,666           5,397
  Amortization of intangible assets ...................       2,089            2,076           2,143
  FDIC Insurance ......................................         204              248               2
  Data processing .....................................       4,915            3,950           2,842
  Marketing ...........................................       1,266            1,430           1,112
  Professional fees ...................................       2,403              933           1,542
  Contribution to SISB Community Foundation ...........        --             25,817            --
  Other ...............................................       8,643            7,671           7,344
                                                          ------------------------------------------
    Total other expenses ..............................      55,918           68,725          40,066
                                                          ------------------------------------------
    Income before provision for income taxes ..........      73,940           19,481          36,856
Provision for Income Taxes ............................      29,678            4,932          15,081
                                                          ------------------------------------------
    Net income ........................................   $  44,262        $  14,549       $  21,775
                                                          ==========================================
Earnings (Loss) Per Share:
  Basic ...............................................   $    1.06        $    (.29)(1)         N/A
  Fully diluted .......................................   $    1.06        $    (.29)            N/A

(1) Since conversion on December 22, 1997
The accompanying notes are an integral part of these statements.

STATEN ISLAND BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                     Unallocated
                                                       Common
For the Years Ended                      Additional    Stock                                   Compre-
December 31, 1998,              Common    Paid-In      Held by      Unearned      Treasury     hensive
1997 and 1996                   Stock     Capital       ESOP       RRP Shares      Shares       Income
--------------------------------------------------------------------------------------------------------
                                                                    (000's omitted)
Balance,
  January 1, 1996                $ --     $     --    $     --      $     --      $     --     $    --
Change in net
  unrealized appreciation
  (depreciation) on
  securities, net of tax           --           --          --            --            --        (777)
Net income                         --           --          --            --            --      21,775
--------------------------------------------------------------------------------------------------------
Comprehensive income                                                                           $20,998
                                                                                               =======
Balance,
  December 31, 1996                --           --          --            --            --          --
Net proceeds from
  common stock issued
  in conversion                   451      532,521          --            --            --          --
Purchase of common
  stock by ESOP                    --           --     (41,262)           --            --          --
Change in net unrealized
  appreciation
  (depreciation) on
  securities, net of tax           --           --          --            --            --       8,547
Net income                         --           --          --            --            --      14,549
--------------------------------------------------------------------------------------------------------
Comprehensive income                                                                           $23,096
                                                                                               =======
Balance,
  December 31, 1997               451      532,521     (41,262)           --            --          --
Allocation of 233,843
  ESOP shares                      --        1,886       2,806            --            --          --
Purchase of RRP shares             --           --          --       (31,397)           --          --
Earned RRP shares                  --           57          --           524            --          --
Treasury stock
  (1,425,500 shares),
  at cost                          --           --          --            --       (27,480)         --
Dividends paid                     --           --          --            --            --          --
Change in unrealized
  appreciation
  (depreciation) on
securities, net of tax             --           --          --            --            --       2,845
Net income                         --           --          --            --            --      44,262
--------------------------------------------------------------------------------------------------------
Comprehensive income                                                                           $47,107
                                                                                               =======
Balance,
  December 31, 1998              $451     $534,464    $(38,456)     $(30,873)     $(27,480)
========================================================================================================

                                              Accumulated
                                                 Other
For the Years Ended                             Compre-
December 31, 1998,              Retained        hensive
1997 and 1996                   Earnings      Income, Net      Total
---------------------------------------------------------------------
                                            (000's omitted)
Balance,
  January 1, 1996               $145,175        $ 4,907      $150,082
Change in net
  unrealized appreciation
  (depreciation) on
  securities, net of tax              --           (777)         (777)
Net income                        21,775             --        21,775
---------------------------------------------------------------------
Comprehensive income

Balance,
  December 31, 1996              166,950          4,130       171,080
Net proceeds from
  common stock issued
  in conversion                       --             --       532,972
Purchase of common
  stock by ESOP                       --             --       (41,262)
Change in net unrealized
  appreciation
  (depreciation) on
  securities, net of tax              --          8,547         8,547
Net income                        14,549             --        14,549
---------------------------------------------------------------------
Comprehensive income

Balance,
  December 31, 1997              181,499         12,677       685,886
Allocation of 233,843
  ESOP shares                         --             --         4,692
Purchase of RRP shares                --             --       (31,397)
Earned RRP shares                     --             --           581
Treasury stock
  (1,425,500 shares),
  at cost                             --             --       (27,480)
Dividends paid                   (10,347)            --       (10,347)
Change in unrealized
  appreciation
  (depreciation) on
securities, net of tax                --          2,845         2,845
Net income                        44,262             --        44,262
---------------------------------------------------------------------
Comprehensive income

Balance,
  December 31, 1998             $215,414        $15,522      $669,042
=====================================================================

The accompanying notes are an integral part of these statements.

STATEN ISLAND BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1998, 1997 and 1996                                    1998               1997             1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (000's omitted)
Cash Flows from Operating Activities:
Net income ...................................................................      $    44,262       $    14,549       $    21,775
Adjustments to reconcile net income
  to net cash provided by operating activities--
    Charitable contribution to SISB Community Foundation .....................             --              25,817              --
    Depreciation and amortization ............................................            1,983             1,724             1,581
    Accretion and Amortization of bond and
  mortgage premiums ..........................................................           (1,258)           (1,772)            1,053
    Amortization of intangible assets ........................................            2,089             2,076             2,143
    Loss (gain) on sale of available for sale securities .....................             (524)               85             2,710
    Expense charge relating to allocation and earned
      portions of employee benefit plans .....................................            7,583              --                --
    Other noncash expense (income) ...........................................           (2,374)           (2,707)           (3,529)
    Provision for loan losses ................................................            1,594             6,003             1,000
    Increase in deferred loan fees ...........................................            1,477                74               578
    Decrease (increase) in accrued interest receivable .......................           (3,682)           (3,969)            2,036
    Decrease (increase) in other assets ......................................           (5,528)           (4,691)              197
    (Decrease) increase in accrued interest and other liabilities ............          (55,611)           62,337            (8,023)
    (Increase) decrease in deferred income taxes .............................           (6,769)          (13,327)             (190)
    Recoveries of loans ......................................................            1,337             1,047               968
                                                                                    -----------------------------------------------
      Net cash (used in) provided by operating activities ....................          (15,421)           87,246            22,299
                                                                                    -----------------------------------------------
Cash Flows from Investing Activities:
Maturities of available for sale securities ..................................          519,667           180,489           189,180
Sales of available for sale securities .......................................          109,224            97,757           240,417
Purchases of available for sale securities ...................................       (1,304,385)         (910,305)         (345,700)
Principal collected on loans .................................................          201,091           167,260           113,881
Loans made to customers ......................................................         (643,854)         (289,512)         (287,950)
Purchase of loans ............................................................          (66,267)             --                --
Sales of loans ...............................................................           57,577             4,289             3,340
Capital expenditures .........................................................           (4,392)           (2,786)           (3,448)
Acquisition of Ivy Mortgage Company, net of cash acquired ....................           (2,194)             --                --
                                                                                    -----------------------------------------------
      Net cash (used in) investing activities ................................       (1,133,533)         (752,808)          (90,280)
                                                                                    -----------------------------------------------

For the Years Ended December 31, 1998, 1997 and 1996                                    1998               1997             1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (000's omitted)
Cash Flows from Financing Activities:
Net increase in deposit accounts .............................................          107,877            45,964            43,340
Borrowings ...................................................................        1,094,475           249,988              --
Issuance of common stock .....................................................             --             507,185              --
Dividends paid ...............................................................          (10,347)             --                --
Purchase of shares for ESOP ..................................................             --             (41,262)             --
Purchase of Treasury Stock ...................................................          (27,480)             --                --
Purchase of shares for RRP ...................................................          (31,397)             --                --
                                                                                    -----------------------------------------------
    Net cash provided by financing activities ................................        1,133,128           761,875            43,340
                                                                                    -----------------------------------------------
    Net increase (decrease) in cash and cash equivalents .....................          (15,826)           96,313           (24,641)
Cash and Cash Equivalents, beginning of year .................................          148,935            52,622            77,263
                                                                                    -----------------------------------------------
Cash and Cash Equivalents, end of year .......................................      $   133,109       $   148,935       $    52,622
                                                                                    ===============================================
Supplemental Disclosures of Cash Flow Information:
Cash paid for--
  Interest ...................................................................      $    80,540       $    60,054       $    50,450
  Income taxes ...............................................................           30,529            14,298            14,381
Acquisition of Ivy Mortgage Company--
  Fair value of assets acquired ..............................................           65,823              --                --
  Fair value of liabilities assumed ..........................................           63,937              --                --
                                                                                    ===============================================



The accompanying notes are an integral part of these statements.

STATEN ISLAND BANCORP,  INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Staten Island Bancorp, Inc. (the "Company") and subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Basis of Presentation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Staten Island Savings Bank (the "Bank"). The Bank's wholly owned subsidiaries are SIB Mortgage Corporation (the "Mortgage Company"), SIB Investment Corporation and Staten Island Funding Corporation. All significant intercompany transactions and balances are eliminated in consolidation.

  The SIB Mortgage Corporation was set up to acquire the operations of Ivy Mortgage Company as discussed in Note 3. The Staten Island Funding Corporation was set up as a Real Estate Investment Trust and the SIB Investment Corporation was set up to hold certain Bank investments.

  As more fully discussed in Note 2, Staten Island Bancorp, Inc., a Delaware corporation, was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank pursuant to the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is subject to the financial reporting requirements of the Securities Exchange Act of 1934, as amended.

  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses as of the dates of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, money market deposits and federal funds sold for the years ended December 31, 1998, 1997 and 1996.

Securities Available for Sale

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities used as part of the Company's asset/liability management that may be sold in response to changes in interest rates, are reported at fair value, with unrealized gains and losses excluded from earnings and reported on an after-tax basis in a separate component of stockholders' equity. Gains and losses on the disposition of securities are recognized on the specific-identification method in the period in which they occur.

  Premiums and discounts on mortgage-backed securities are amortized over the average life of the security using a method which approximates the level-yield method.

Loans

  Loans are stated at the principal amount outstanding, net of unearned income, loan origination fees and costs, and an allowance for loan losses. Loan origination fees and costs are recognized in interest income as an adjustment to yield over the life of the loan or at the time of the sale of the loan for loans held in the portfolio. Fees and costs related to loans originated by the Mortgage Company and held for sale are included in other income and expense at the time of the settlement of the loan sale. Premiums and discounts on purchased mortgages are amortized over the average life of the loan using a method which approximates the level yield method.

  Loans are placed on nonaccrual status when management has determined that the borrower will be unable to meet contractual principal or interest obligations or when unsecured interest or principal payments are 90 days past due. When interest accruals are discontinued, the recognition of interest income ceases and previously accrued interest remaining unpaid is reversed against income. Cash payments received are applied to principal, and interest income is recognized when management determines that the financial condition and payment record of the borrower warrant the recognition of income.

  The Bank has defined its impaired loans as its nonaccrual loans under the guidance of SFAS 114, entitled, "Accounting by Creditors for Impairment of a Loan." Pursuant to this accounting guidance, a valuation allowance is recorded on impaired loans to reflect the difference, if any, between the loan face value and the present value of projected cash flows, observable fair value or collateral value. This valuation allowance is reported within the overall allowance for loan losses.

Loans Held for Sale

  Loans held for sale are  carried at the lower of cost or market as  determined
by   outstanding   commitments   from   investors  or  current   investor  yield
requirements.

Allowance for Loan Losses

  The allowance for loan losses is established by management through provisions for loan losses charged against income. Amounts deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

  The amount of the allowance for loan losses is inherently subjective, as it requires making material estimates and the ultimate losses may vary from the estimates. These estimates are evaluated periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known. Considerations in this evaluation include past and anticipated loss experience, evaluation of real estate collateral, as well as current and anticipated economic conditions. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb estimated loan losses inherent in the Bank's entire portfolio.

Bank Premises and Equipment

  Bank premises and equipment are carried at cost, less allowance for depreciation and amortization applied on a straight-line basis over the estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Core Deposit Intangibles

  Core  deposit  intangibles,   which  resulted  from  acquisitions,  are  being
amortized on a straight-line basis to expense over the estimated periods benefited, not exceeding six years. Core deposit intangibles of $3,111,000 and $4,278,000 as of December 31, 1998 and 1997, respectively, are included in intangible assets in the accompanying consolidated financial statements.

Investments in Real Estate

  Investments in real estate consist of real estate acquired through foreclosure or by deed in lieu of foreclosure ("real estate owned" or "REO"). REO properties are carried at the lower of cost or fair value at the date of foreclosure (new cost basis) and at the lower of the new cost basis or fair value less estimated selling costs thereafter.

Demand Deposits

  Each of the Bank's commercial and personal demand (checking) accounts and NOW accounts has a related interest bearing money market sweep account. The sole purpose of the sweep accounts is to reduce the noninterest bearing reserve balances that the Bank is required to maintain with the Federal Reserve Bank, and thereby increase funds available for investment. Although the sweep accounts are classified as money market accounts for regulatory purposes, they are included in demand deposits and NOW accounts in the accompanying consolidated balance sheets.

Comprehensive Income

  The Company adopted SFAS No. 130 "Reporting Comprehensive Income" in the first quarter of 1998. All comparative financial statements provided for earlier periods have been reclassified to reflect application of the provisions of this statement.

  Comprehensive income includes net income and all other changes in equity during a period except those resulting from investments by owners and distribution to owners. Other comprehensive income includes revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

  Comprehensive income and accumulated other comprehensive income are reported net of related income taxes. Accumulated other comprehensive income consists solely of unrealized holding gains and losses on available for sale securities.

Income Taxes

  Deferred income taxes are provided for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

Earnings Per Share

  Earnings per share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan (ESOP) and Recognition and Retention Plan (RRP) in accordance with the American Institute of Certified Public Accountants Statement of Position 93-6. For the year ended December 31, 1998, the basic and fully diluted weighted average common stock outstanding was 41,567,051 shares. From the conversion on December 22, 1997 to December 31, 1997, the basic and fully diluted weighted average common stock outstanding was 41,691,812 shares.

Stock-Based Compensation

  SFAS No. 123 "Accounting for Stock Based Compensation" encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value rather than the intrinsic value-based method that is contained in Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations. The Company has chosen to account for stock-based compensation using the intrinsic value method as prescribed in APB No. 25, measuring compensation cost for stock options as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Treasury Stock

  Repurchases of common stock are recorded as treasury stock at cost.

New Accounting Pronouncements

  In July 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures.

  In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures About Pension and Other Postretirement Benefits." SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in benefit obligations and fair values of plan assets.

  The Company adopted SFAS Nos. 131 and 132 in 1998 and the adoption did not affect the Company's results of operations or financial condition.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities.

  As the Company does not engage in derivatives trading and does not hold any derivative positions as of December 31, 1998, this statement did not have an effect on the Company's financial statements.

Reclassifications

  Certain reclassifications have been made to the December 31, 1997 and 1996 financial statements to conform with current year presentation.

2. ORGANIZATION/FORM OF OWNERSHIP

  The Bank was originally founded as a New York State chartered savings bank in 1864. In August 1997, the Bank converted to a federally chartered mutual savings bank and is now regulated by the Office of Thrift Supervision (OTS). The Bank is a community bank providing a complete line of retail and commercial banking services along with trust services. Individual customer deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC).

  On April  16,  1997,  the  Board of  Directors  of the Bank  adopted a Plan of
Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. As part of the conversion, the Company was incorporated under Delaware law in July 1997. The Company completed its initial public offering on December 22, 1997 and issued 42,981,250 shares of common stock resulting in proceeds of approximately $532,972,000, net of expense totaling $8,591,000, before the contribution to the SISB Community Foundation. The Company used $253,592,000 or 50% of the net proceeds to purchase all of the outstanding stock of the Bank. The Company also loaned $41,262,000 to the Bank to establish an ESOP which purchased 3,438,500 shares of the Company's stock in the initial public offering.

  As part of the Plan of Conversion, the Company formed the SISB Community Foundation and donated 2,149,062 shares of the Company valued at approximately $25,789,000. The Company recorded a contribution expense charge and a corresponding  deferred  tax  benefit  of  $11,987,000  for  this  donation.  In
addition,   the  Bank  paid  expenses  on  behalf  of  the  Foundation  totaling approximately $28,000 in 1997. The formation of this private charitable foundation is to further the Bank's commitment to the communities that it serves.

  Additionally, the Bank established, in accordance with the requirements of the OTS, a liquidation account for $183,947,000 which was equal to its capital as of the date of the latest consolidated statement of financial condition (September 30, 1997) appearing in the IPO prospectus supplement. The liquidation account is reduced as and to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held. This account had a balance of $147,158,000 at December 31, 1998.

  In addition to the restriction described above, the Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

3. ACQUISITION

  On November 20, 1998, the SIB Mortgage Company acquired the assets of Ivy Mortgage Company, a New Jersey-based mortgage loan originator which has branch offices primarily throughout the Northeastern United States. The acquisition by SIB Mortgage Company was funded by the Bank. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was approximately $1,775,000 and has been recorded as goodwill. Included as part of the purchase price is a noncompete agreement (the "Agreement") with the sellers of Ivy Mortgage Company. The noncompete agreement, which is recorded as goodwill, is being amortized over 5 years on a straight-line basis and the remaining goodwill is being amortized over 15 years on a straight-line basis. The Agreement contains provisions for payments which are contingent upon future earnings. The Agreement provisions require payment of 100%, 75% and 50% of the net income, as defined in the Agreement, of SIB Mortgage Company for the first, second and third years, respectively. Such contingent payments will be recorded as additional purchase price or compensation as is appropriate for the nature of the payments. The amount of goodwill amortization for 1998 of $13,000 is included in other expenses.

  Results of operations after the acquisition date are included in the 1998 statement of income. The following pro forma information has been prepared assuming that this acquisition had taken place at the beginning of 1997 after giving effect to certain pro forma adjustments, including, among others, the implied cost of capital and the amortization of intangibles resulting from the transaction. The pro forma financial information is not necessarily indicative of the results of operations as they would have been if the Bank and Ivy Mortgage Company had been a single entity during all of 1998 and 1997, nor is it necessarily indicative of the results of operations which may occur in the future.

                                   1998            1997
                                ------------------------
Net interest income             $120,892         $86,820
Other income                      26,457          18,518
Other expenses                    72,388          80,065
Net income                        43,922          14,403
Earnings per share                  1.06           (0.29)

4. REGULATORY MATTERS

  The Federal  Deposit  Insurance  Corporation  Improvement Act of 1991 (FDICIA)
imposes a number of mandatory supervisory measures on banks and thrift institutions. One of the items FDICIA imposed was certain minimum capital requirements or classifications. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's semiannual FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. Under OTS capital regulations, the Bank is required to comply with each of three separate capital adequacy standards. Set forth below is a summary of the Bank's compliance with OTS capital standards as of December 31, 1998 and 1997 (000's omitted):

Staten Island Savings Bank

                                                December 31, 1998
                                 -----------------------------------------------
                                   Actual        %         Required          %
                                 -----------------------------------------------
Tangible capital                 $402,472      11.31%      $ 53,355        1.50%
Core capital                      405,583      11.39        142,404        4.00
Risk-based capital                422,512      26.04        129,794        8.00

                                               December 31, 1997
                                 -----------------------------------------------
                                   Actual        %         Required          %
                                 -----------------------------------------------
Tangible capital                 $388,889     14.87%      $  39,233        1.50%
Core capital                      393,167     15.01          78,594        3.00
Risk-based capital                407,091     36.60          88,973        8.00

Staten Island Bancorp, Inc.
                                                December 31, 1998
                                 -----------------------------------------------
                                   Actual        %         Required          %
                                 -----------------------------------------------
Tangible capital                $629,519      16.84%       $ 56,061        1.50%
Core capital                     632,630      16.91         149,621        4.00
Risk-based capital               649,247      35.93         144,565        8.00

                                               December 31, 1997
                                 -----------------------------------------------
                                   Actual        %         Required          %
                                 -----------------------------------------------
Tangible capital                $647,495      24.78%      $  39,192        1.50%
Core capital                     651,773      24.90          78,383        3.00
Risk-based capital               665,732      59.62          89,336        8.00

5. INVESTMENT SECURITIES

Securities Available for Sale

  The amortized cost and approximate market value of securities available for sale are summarized as follows:

                                              December 31, 1998
                          ------------------------------------------------------
                                             Gross          Gross
                          Amortized       Unrealized      Unrealized      Market
                             Cost            Gains          Losses        Value
--------------------------------------------------------------------------------
                                               (000's omitted)
Debt securities:
U.S. Government
  and agencies           $  75,310         $ 1,032        $    --      $  76,342
GNMA, FNMA
  and FHLMC
  mortgage partici-
  pation certificates      901,536          11,683           (198)       913,021
Agency CMOs                232,070           2,569             (1)       234,638
Privately issued
  CMOs                     473,424           3,224           (319)       476,329
Other                      151,219           1,695         (5,684)       147,230
                        --------------------------------------------------------
                         1,833,559          20,203         (6,202)     1,847,560
                        ========================================================
Marketable
  equity securities:
  Common
    stocks                  58,995           7,695         (5,407)        61,283
  Preferred
    stocks                  79,010           2,040           (901)        80,149
  IIMF Capital
   Appreciation
   Fund                     27,626          12,423            --          40,049
                        --------------------------------------------------------
                           165,631          22,158         (6,308)       181,481
                        --------------------------------------------------------
  Total securities
    available
    for sale            $1,999,190         $42,361       $(12,510)    $2,029,041
                        ========================================================

                                              December 31, 1997
                        --------------------------------------------------------
                                             Gross          Gross
                          Amortized       Unrealized      Unrealized      Market
                             Cost            Gains          Losses        Value
--------------------------------------------------------------------------------
                                               (000's omitted)
Debt securities:
U.S. Government
  and agencies          $  105,491         $ 1,128         $   --     $  106,619
GNMA, FNMA
  and FHLMC
  mortgage
  participation
  certificates             818,501          11,334            (90)       829,745
Agency CMOs                166,587           1,133             --        167,720
Privately issued
  CMOs                     171,034             402           (215)       171,221
Other                          269              --             (1)           268
                        --------------------------------------------------------
                         1,261,882          13,997           (306)     1,275,573
                        --------------------------------------------------------
Marketable equity
  securities:
  Common
    stocks                  23,643           4,424           (841)        27,226
  Preferred
    stocks                  15,965             584             --         16,549
  IIMF capital
    appreciation            24,599           6,520             --         31,119
                        --------------------------------------------------------
                            64,207          11,528           (841)        74,894
                        --------------------------------------------------------
Total securities
  available
  for sale              $1,326,089         $25,525        $(1,147)    $1,350,467
                        ========================================================

  The amortized cost and market value of debt securities available for sale at December 31, 1998 and 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                             December 31, 1998              December 31, 1997
                         -------------------------------------------------------
                         Amortized        Market         Amortized       Market
                            Cost           Value           Cost          Value
--------------------------------------------------------------------------------
                                             (000's omitted)
Due in one
  year or less           $  17,297       $  17,447      $  30,329      $  30,416
Due after one
  year through
  five years                43,058          40,509         45,284         47,153
Due after five
  years through
  ten years                 56,479          56,889         29,978         29,149
Due after
  ten years                583,119         585,056        171,204        171,391
                         -------------------------------------------------------
                           699,953         699,901        276,795        278,109
GNMA, FNMA
  and FHLMC
  mortgage
  participation
  certificates
  and agency
  CMOs                   1,133,606       1,147,659        985,087        997,464
                        --------------------------------------------------------
                        $1,833,559      $1,847,560     $1,261,882     $1,275,573
                        ========================================================

  Proceeds from sales of securities available for sale during 1998, 1997 and 1996 were $109,224,000, $97,957,000 and $240,417,000 with realized gross gains of  $2,374,000,  $945,000 and $488,000 and realized  gross losses of $1,850,000,
$1,030,000 and $3,198,000, respectively.

Other

  Under a securities lending agreement, the Bank's investment custodian made loans of the Bank's available for sale securities with a market value of approximately $65,563,000 as of December 31, 1997. There were no securities on loan as of December 31, 1998. Cash collateral received for such loans exceeded 100% of the market value of all loaned securities.

6. LOANS

  A significant portion of the Bank's loans are to borrowers who are domiciled on Staten Island. The income of many of those customers is dependent on the New York City economy. In addition, most of the Bank's real estate loans involve mortgages on Staten Island properties. Thus, the majority of the Bank's loan portfolio is susceptible to the economy of Staten Island, a borough of New York City, which is its primary marketplace.

  While management uses available information to provide for losses of value on loans and foreclosed properties, future loss provisions may be necessary based on changes in economic conditions. In addition, the Bank's regulators, as an integral part of their examination process, periodically review the valuation of the Bank's loans and foreclosed properties. Such regulators may require the Bank to recognize write-downs based on judgments different from those of management.

Loans, net, consist of the following at December 31, 1998 and 1997:

                                                         1998           1997
--------------------------------------------------------------------------------
                                                         (000's omitted)
Loans secured by mortgages on real estate:
1-4 family residential .........................    $ 1,187,212     $   863,694
Multifamily properties .........................         33,328          28,218
Commercial properties ..........................        137,720         120,084
Home equity ....................................          6,121           6,538
Construction and land ..........................         42,420          40,476
Deferred origination fees and
  unearned income, net .........................           (717)         (4,116)
                                                    ---------------------------
  Net loans secured by
    mortgages on
    real estate ................................      1,406,084       1,054,894
                                                    ---------------------------
Other loans:
Student ........................................            940           4,033
Passbook .......................................          5,989           6,929
Commercial .....................................         36,592          19,559
Other ..........................................         24,070          13,212
                                                    ---------------------------
  Net other loans ..............................         67,591          43,733
                                                    ---------------------------
  Net loans before the
    allowance for loan
    losses .....................................      1,473,675       1,098,627
Allowance for loan losses ......................        (16,617)        (15,709)
                                                    ---------------------------
  Net loans ....................................    $ 1,457,058     $ 1,082,918
                                                    ===========================

  A summary of activity in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                               1998           1997        1996
--------------------------------------------------------------------------------
Beginning balance ....................       $15,709       $ 9,977      $10,704
  Increase as a result
    of acquisition ...................            96          --            --
  Provision charged
    to operations ....................         1,594         6,003        1,000
  Charge-offs ........................        (2,119)       (1,318)      (2,695)
  Recoveries .........................         1,337         1,047          968
                                             ----------------------------------
Ending balance .......................       $16,617       $15,709      $ 9,977
                                             ==================================

  Nonaccrual loans totaled approximately $16,232,000 at December 31, 1998, which is also the Bank's recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Nonaccrual loans totaled approximately $21,316,000 at December 31, 1997. The loss of interest income associated with loans on nonaccrual status was approximately $794,000, $899,000 and $696,000 for the years ended December 31 1998, 1997 and 1996, respectively.

  At December 31, 1998 and 1997, the valuation allowance related to all impaired loans totaled $5,898,000 and $6,258,000, respectively, and is included in the allowance for loan losses shown on the balance sheet. The average recorded investment in impaired loans for the twelve months ended December 31, 1998 and 1997, was approximately $18,693,000 and $23,154,000, respectively.

  At December 31, 1998 and 1997, the Bank has other real estate totaling approximately $849,000 and $618,000, respectively, classified in other assets.

  At December 31, 1998 and 1997, the Bank was servicing mortgages for others totaling approximately $140,748,000 and $156,865,000, respectively.

  At December 31, 1998 and 1997, the Bank has balances outstanding from various officers totaling approximately $2,999,000 and $2,472,000, respectively.

7. BANK PREMISES AND EQUIPMENT

  Bank premises and equipment at December 31, 1998 and 1997, are summarized as follows:

                                                        1998              1997
--------------------------------------------------------------------------------
                                                          (000's omitted)
Land, building and
  leasehold improvements ...................         $ 22,499          $ 21,662
Furniture, fixtures and
  equipment ................................           14,922            11,434
                                                     ---------------------------
                                                       37,421            33,096
Less--Accumulated
  depreciation and
  amortization .............................          (15,258)          (13,359)
                                                     ---------------------------
                                                     $ 22,163          $ 19,737
                                                     ===========================

8. DUE DEPOSITORS

  Scheduled maturities of time deposits at December 31, 1998, are summarized as follows (000's omitted):

                                                                      Weighted
                                                                       Average
                                                         Amount         Rate
--------------------------------------------------------------------------------
1999 ...............................................    $407,423        4.85%
2000 ...............................................      98,867        5.14
2001 ...............................................      12,773        5.30
2002 ...............................................       8,621        5.53
2003 and thereafter ................................       9,470        5.38
                                                        ------------------------
                                                        $537,154        4.94%
                                                        ========================

  The  aggregate   amounts  of  outstanding  time  certificates  of  deposit  in
denominations   of  $100,000  or  more  at  December  31,  1998  and  1997  were approximately $122,166,000 and $99,915,000, respectively.

9. BORROWED FUNDS

The Bank was obligated for borrowings as follows (000's omitted):

                                                  December 31
                                 -----------------------------------------------
                                         1998                       1997
--------------------------------------------------------------------------------
                                 Weighted                    Weighted
                                 Average                     Average
                                  Rate      Amount            Rate      Amount
--------------------------------------------------------------------------------
Reverse
  Repurchase
  Agreements
  Non-FHLB ...........           5.19    $  773,477           5.84    $  140,000
Reverse
  Repurchase
  Agreements
  FHLB ...............           5.30       571,000           5.88       110,000
Mortgage
  payable ............          12.00            40          12.00            42
                                ------------------------------------------------
                                 5.24    $1,344,517           5.86    $  250,042
                                ================================================

  The average balance of borrowings for December 31, 1998 and 1997 was $664,863,000 and $81,071,000, respectively. The reverse repurchase agreements at December 31, 1998 have contractual maturities as follows (000's omitted):


1999 ................................   $  826,477
2000 ................................       28,500
2003 ................................      111,500
2008 ................................      378,000
                                        ----------
                                        $1,344,477
                                        ==========

10. EMPLOYEE BENEFIT PLANS

Pension Plan

  The Bank maintains a noncontributory defined benefit pension plan (the "Plan") covering substantially all full-time employees 21 years of age or older. The benefits are computed as 2% of the highest three-year average annual earnings multiplied by credited service, to a maximum of 60% of average annual earnings. The annual benefit is reduced by 5% for each year the benefit payments commence before age 65. The amounts contributed to the Plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes, or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency in accordance with federal law and regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the Plan are primarily invested in various equity and fixed income funds.

  Costs of the Bank's retirement plan are accounted for in accordance with SFAS No. 87. The following table sets forth the Plan's funded status and amounts recognized in the Bank's financial statements at December 31, 1998 and 1997, based upon the latest available actuarial measurement dates of September 30, 1998 and 1997, respectively.

                                                       1998              1997
--------------------------------------------------------------------------------
                                                           (000's omitted)
Projected benefit
  obligation, beginning
  of year ..................................         $ 18,630          $ 17,237
Service cost ...............................            1,172               981
Interest cost ..............................            1,350             1,243
Benefits paid ..............................             (919)             (875)
Actuarial loss (gain) ......................            2,250                44
                                                     --------------------------
Projected benefit obligation,
  end of year ..............................         $ 22,483          $ 18,630
                                                     ==========================

The following table sets forth the Plan's change in plan assets:

                                                         1998            1997
--------------------------------------------------------------------------------
                                                            (000's omitted)
Fair value of the plan assets,
  beginning of year ..........................        $ 23,002         $ 18,582
Actual return on plan assets .................              21            4,213
Employer contributions .......................             403            1,082
Benefits paid ................................            (919)            (875)
                                                      -------------------------
Fair value of the plan assets,
  end of year ................................        $ 22,507         $ 23,002
                                                      =========================

Funded status ................................        $     25         $  4,372
Unrecognized net asset .......................             (62)            (191)
Unrecognized prior service cost ..............             393              440
Unrecognized net actuarial
  loss (gain) ................................             871           (3,221)
                                                      -------------------------
Prepaid  cost ................................        $  1,227         $  1,400
                                                      =========================

  The components of net pension expense are as follows:

                                              1998          1997          1996
--------------------------------------------------------------------------------
                                                      (000's omitted)

Service cost-benefits earned
  during the year ....................      $ 1,172       $   981       $   908
Interest cost on projected
  benefit obligation .................        1,350         1,243         1,206
Net amortization
  and deferral .......................         (125)          (82)          (81)
Actual return on plan assets .........          (21)       (4,213)       (2,275)
Deferred investment
  gain (loss) ........................       (1,799)        2,714         1,007
                                            -----------------------------------
  Net pension expense ................      $   577       $   643       $   765
                                            ===================================

Major assumptions utilized:

                                              1998          1997          1996
--------------------------------------------------------------------------------
Weighted average
discount rate ........................        6.50%         7.25%         7.50%
Rate of increase in
  compensation levels ................        4.50          5.00          5.50
Expected long-term rate
  of return on assets ................        8.00          8.00          8.00
                                              ================================

Postretirement Benefits

  The Bank provides postretirement benefits, including medical care and life insurance, which cover substantially all active employees upon their retirement.

  The Bank's postretirement benefits are unfunded. The following table shows the components of the Plan's accrued postretirement benefit cost included in other liabilities on the statements of financial condition as of December 31, 1998 and 1997:

                                                              1998        1997
--------------------------------------------------------------------------------
                                                              (000's omitted)
Accumulated postretirement benefit obligation:
Retiree's .............................................     $ 1,324     $ 1,514
Other fully eligible participants .....................       2,249       2,592
Unrecognized gain (loss) ..............................          50        (747)
Unrecognized past
  service liability ...................................         583         657
                                                            -------------------
Accrued postretirement benefit cost ...................     $ 4,206     $ 4,016
                                                            ===================

  Net periodic postretirement benefit cost for 1998, 1997 and 1996 included the following components:

                                                 1998         1997         1996
--------------------------------------------------------------------------------
                                                        (000's omitted)
Service cost--benefits
  attributed to service
  during period .........................       $ 173        $ 204        $ 175
Interest cost on accumulated
  postretirement benefit
  obligation ............................         205          269          297
Amortization of:
  Unrecognized (gain) loss ..............         (13)          10           51
  Unrecognized past
    service liability ...................         (75)         (75)         (75)
                                                -------------------------------
Net periodic postretirement
  benefit cost ..........................       $ 290        $ 408        $ 448
                                                ===============================

  The average health care cost trend rate assumption significantly affects the amounts reported. For example, a 1% increase in this rate would increase the accumulated benefit obligation by $280,000, $196,000 and $128,200 at December 31, 1998, 1997 and 1996, respectively, and increase the net periodic cost by $37,000, $27,700 and $7,000 for the years ended December 31, 1998, 1997 and
1996, respectively. The postretirement benefit cost components for 1998 were calculated assuming average health care cost trend rates ranging up to 6.5% and grading to 5% in 2005 and thereafter.

401(k) Plan

  The Bank has a 401(k) plan (the "Plan") covering substantially all full-time employees. The Plan provides for employer matching contributions subject to a specified maximum, and also contains a profit-sharing feature which provides for contributions at the discretion of the Bank. The Plan expense in 1998 was matched through stock contributions under the ESOP. Amounts charged to operations for the years ended December 31, 1998, 1997 and 1996 were approximately $514,000 $1,266,000 and $1,427,000, respectively.

Employee Stock Ownership Plan

  The ESOP borrowed $41,262,000 from the Company and used the funds to purchase 3,438,500 shares of the Company's stock issued in the conversion. The loan has an interest rate of 8.25% and will be repaid over a 15-year period. The loan was issued on December 19, 1997. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral will be in an amount proportional to repayment of the ESOP loan. Shares allocated will first be used for the employer matching contribution for the 401(k) plan with the remaining shares allocated to the participants based on compensation as described in the plan, in the year of allocation. The vesting schedule will be the same as the Bank's current 401(k) plan. Forfeitures from the 401(k) matching contributions will be used to reduce future employer 401(k) matching contributions while forfeitures from shares allocated to the participants will be allocated among the participants the same as contributions. There were 233,843 and 0 shares allocated in 1998 and 1997, respectively. The Company recorded compensation expense of $4,020,000 and $0 for the ESOP for the years ended December 31, 1998 and 1997, respectively.

Recognition and Retention Plan (RRP)

  The Company maintains the 1998 Recognition and Retention Plan (RRP) for the directors and officers of the Bank which was implemented in July 1998. The objective of the RRP is to enable the Company to provide officers, key employees and directors of the Bank with a proprietary interest in the Company as an incentive to contribute to its success. During 1998, the RRP purchased 1,719,250 shares of the Company or 4% of the Common Stock sold in the Conversion on the open market. These purchases were funded by the Bank. On July 31, 1998, 1,501,725 shares were granted to the directors and officers of the Company. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon termination of employment due to death or disability. In 1998, 28,700 shares vested due to the death of two participants. The Company recorded compensation expense of $3,049,000 and $0 for the RRP for the years ended December 31, 1998 and December 31, 1997, respectively.

Stock Option Plan

  The Company maintains the 1998 Stock Option Plan (the "Option Plan"). The Company has reserved for future issuance pursuant to the Option Plan 4,298,125 shares of Common Stock, which is equal to 10% of the Common Stock sold in the Conversion. Under the Option Plan, stock options (which expire ten years from the date of grant) have been granted to the directors and officers of the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of the grant. Options will be exercisable in whole or in part over the vesting period. The options vest ratably over a 5-year period. However, all options become 100% exercisable in the event the employee terminates his employment due to death or disability.

  The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Since each option granted at a price equal to the fair market value of one share of the Company's stock on the date of the grant, no compensation cost has been recognized. The following table compares reported net income and earnings per share to net income and earnings per share on a pro forma basis assuming that the Company accounted for stock-based compensation under SFAS No. 123. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

                                                                           1998
--------------------------------------------------------------------------------
Net Income--
  As reported ........................................................   $44,262
  Pro forma ..........................................................    40,108

Earnings per share--
As reported--
  Basic ..............................................................      1.06
  Diluted ............................................................      1.06

Pro forma--
  Basic ..............................................................       .97
  Diluted ............................................................       .97
================================================================================

Stock Option Activity

  The following table sets forth stock option activity and the weighted average fair value of options granted.

                                                           Year Ended
                                                       December 31, 1998
                                                   ------------------------
                                                                  Exercise
                                                    Shares         Price
--------------------------------------------------------------------------------
Outstanding, beginning of year--
  Granted                                         3,056,000       $22.875
                                                                  -------
  Exercised                                              --
  Forfeited                                              --
                                                  ---------
Outstanding end of year                           3,056,000       $22.875
                                                  -----------------------
Options exercisable as of
  December 31, 1998                                  70,000
Weighted average fair
  value of options granted                                        $  8.34
                                                  =======================

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rates of 5.21%, volatility of 35.57%, expected dividend yield of 1.8% and expected life of six years.

Supplemental Executive Retirement Plan

  In 1993, the Bank adopted a Supplemental Executive Retirement Plan (the "Executive Plan") for certain senior officers that provides for payments upon retirement, death or disability. The annual benefit is based upon annual salary (as defined) plus interest. Amounts charged to operations for the years ended December 31, 1998, 1997 and 1996 were approximately $436,000, $186,000 and
$255,000, respectively.

11. INCOME TAXES

  The provision for income taxes consists of the following:

                                       1998             1997             1996
--------------------------------------------------------------------------------
                                                   (000's omitted)
Current:
  Federal .................         $ 21,299         $ 14,137          $ 11,213
  State ...................            2,610            3,150             2,489
  City ....................            2,676              227             3,294
                                    -------------------------------------------
                                      26,585           17,514            16,996
Deferred ..................            3,093          (12,582)           (1,915)
                                    -------------------------------------------
                                    $ 29,678         $  4,932          $ 15,081
                                    ===========================================

  The following table reconciles the federal statutory rate to the Bank's effective tax rate (000's omitted):

                                                          December 31, 1998
                                                      --------------------------
                                                                      Percentage
                                                                      of Pretax
                                                       Amount         Income
--------------------------------------------------------------------------------
Federal tax at statutory rate                         $25,879            35.0%
State and local income taxes                            2,837             3.8
Tax-exempt dividend income                               (436)           (0.6)
Amortization of goodwill                                  318             0.4
Nondeductible expense of ESOP                             407             0.6
Other                                                     673             0.9
                                                      --------------------------
  Income tax provision                                $29,678            40.1%
                                                      ==========================

                                                          December 31, 1997
                                                      --------------------------
                                                                      Percentage
                                                                      of Pretax
                                                       Amount         Income
--------------------------------------------------------------------------------
Federal tax at statutory rate                         $ 6,818            35.0%
State and local income taxes                           (2,313)          (11.9)
Tax-exempt dividend income                               (305)           (1.5)
Amortization of goodwill                                  318             1.6
Other                                                     414             2.1
                                                      --------------------------
  Income tax provision                                $ 4,932            25.3%
                                                      ==========================

                                                          December 31, 1996
                                                      --------------------------
                                                                      Percentage
                                                                      of Pretax
                                                       Amount         Income
--------------------------------------------------------------------------------
Federal tax at statutory rate                         $13,022            35.0%
State and local income taxes                            2,057             5.5
Tax-exempt interest                                       (69)            (.2)
Tax-exempt dividend income                               (276)            (.7)
Amortization of goodwill                                  318             0.2
Other                                                      29              .8
                                                      --------------------------
  Income tax provision                                $15,081            40.6%
                                                      ==========================

  The following is a summary of the income tax (liability) receivable at December 31, 1998 and 1997 (000's omitted):

                                                         1998              1997
--------------------------------------------------------------------------------
Current taxes ............................             $1,257             $   86
Deferred taxes ...........................              1,861              2,653
                                                       -------------------------
                                                       $3,118             $2,739
                                                       =========================

  The components of the net deferred tax asset at December 31, 1998 and 1997 are as follows (000's omitted):

                                                            1998          1997
--------------------------------------------------------------------------------
Assets:
Contribution to Foundation .......................        $ 6,571        $10,105
Allowance for loan losses ........................          7,005          6,598
Postretirement accrual ...........................          1,809          1,672
Nonaccrual loans .................................            583            706
Deferred compensation ............................          1,031            813
Investment in data
  processing entity ..............................            381            381
ESOP shares ......................................            565           --
Deferred loan fees ...............................            170            339
Other ............................................            832            827
                                                          ----------------------
  Gross deferred tax asset .......................         18,947         21,441
Valuation Allowance ..............................           --             --
                                                          ----------------------
  Total assets ...................................         18,947         21,441
                                                          ----------------------
Liabilities:
Bad debt recapture under Section 593 .............          2,354          2,950
Deposit premium ..................................          1,009          1,797
Unrealized gain on AFS securities ................         12,537         10,239
Pension plan .....................................            499            572
Bond discounts ...................................            303            331
Other ............................................            384          2,899
                                                          ----------------------
  Gross deferred tax liability ...................         17,086         18,788
                                                          ----------------------
  Net deferred tax asset .........................        $ 1,861        $ 2,653
                                                          ======================

  At December 31, 1998 and 1997, the deferred tax asset is included in other assets in the accompanying consolidated financial statements.

Bad Debt Deduction

  Through January 1, 1996, under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank which met certain definitional tests, primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, was computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the nonqualifying reserve. Similar deductions or additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI Method was approximately 32% rather than 8%.

  Effective January 1, 1996, Section 593 was amended, and the Bank is unable to make additions to its federal tax bad debt reserve, is permitted to deduct bad debts only as they occur and is additionally required to recapture (that is, take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser amount if the Bank's loan portfolio has decreased since December 31, 1987. Such recapture requirements have been deferred for taxable years through December 31, 1997, as the Bank originated a minimum amount of certain residential loans based upon the average of the principal amounts of such loans originated by the Bank during its six taxable years preceding January 1, 1996. The recapture requirement amount for the year 1998 was $1,405,000.

  The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State tax liability. In connection with this change, which also provides for an indefinite deferral of the recapture of the bad debt reserves generated for New York State purposes, the Bank reversed $2.1 million in 1996 of previously deferred income taxes related to the bad debt reserves accumulated for New York State purposes. The New York City tax law was amended in the first quarter of 1997 and is now similar to the New York State tax law regarding bad debt reserves and provides for the indefinite deferral of the recapture of bad debt reserves generated for New York City purposes. The Bank reversed $2.6 million in 1997 of previously deferred income taxes related to the bad debt reserve accumulated for New York City purposes. Prior to the tax law changes mentioned above, for New York State and New York City purposes, the bad debt deduction was equal to a multiple of the federal bad debt deduction, which is approximately four times the federal amount.

State, Local and Other Taxes

  The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist primarily of New York State franchise tax, New York City Financial Corporation tax, Delaware franchise tax and state taxes for an additional 22 states. These additional state taxes are attributable to the purchase of SIB Mortgage Company which has offices in these additional locations. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. Liability for other state taxes are determined in accordance with the applicable local tax code. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method, however, under each method, the Company's total tax will not exceed $150,000. Taxes for the additional states that the Mortgage Company operates in are not deemed to be material to these financial statements.

12. COMMITMENTS AND CONTINGENCIES
    AND RELATED PARTY TRANSACTIONS

  In the normal course of business, there are various outstanding commitments and contingent liabilities, such as standby letters of credit and commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Bank uses the same policies in making commitments as it does for on-balance sheet instruments. No material losses are anticipated as a result of these transactions. The Bank is contingently liable under standby letters of credit in the amount of $1,777,000 and $1,636,000 at December 31, 1998 and 1997, respectively. In addition, at December 31, 1998 and 1997, mortgage loan commitments and unused balances under revolving credit lines approximated $297,000,000 and $81,100,000, respectively.

  Total operating rental commitments on bank facilities, which expire at various dates through June 2007, exclusive of renewal options, are as follows (000's omitted):

1999 .................................. $1,134
2000 ..................................    902
2001 ..................................    851
2002 ..................................    366
2003 and thereafter ...................    765
                                        ------
                                        $4,018
                                        ======

Rental expense included in the statements of income was approximately $768,000, $702,000 and $708,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

In October 1997, the Company became the primary owner of an entity that provides data processing services to the Bank. Based on its assessment of the continuing viability of this company, the Bank had earlier in 1997, written off its entire investment of $969,000 which is reflected in data processing expense. The Company intends to liquidate this company with no material effect on the Company's financial statements. As a result, this data processing company is not included in the consolidated financial statements of the Company. In 1998, the Bank signed a 5-year contract to outsource substantially all of its data processing to another data service provider.

13. DISCLOSURES ABOUT FAIR VALUE
    OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due From Banks and Federal Funds Sold

  For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Accrued Interest

  The carrying amount is a reasonable estimate of fair value.

Securities Available for Sale

  Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

  For loans, fair value is based on the credit and interest rate characteristics of individual loans. These loans are stratified by type, maturity, interest rate, underlying collateral where applicable, and credit quality ratings. Fair value is estimated by discounting scheduled cash flows through estimated maturities using discount rates which in management's opinion best reflect current market interest rates that would be charged on loans with similar characteristics and credit quality. Credit risk concerns are reflected by adjusting cash flow forecasts, by adjusting the discount rate or by adjusting both.

Deposit Liabilities

  The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

  Demand deposits, savings accounts and certain money market deposits are valued at their carrying value. In the Bank's opinion, these deposits could be sold at a premium based on management's knowledge of the results of recent sales of financial institutions in the New York City area.

Advances From Borrowers for Taxes and Insurance

  The carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit

  The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

  The estimated fair values of the Bank's financial instruments are as follows:

                                                        December 31, 1998
                                                 ------------------------------
                                                    Carrying            Fair
                                                     Amount             Value
--------------------------------------------------------------------------------
                                                         (000's omitted)
Financial assets:
Cash and due from banks ..................       $    88,059        $    88,059
Federal funds sold .......................            45,050             45,050
Securities available for sale ............         2,029,041          2,029,041
Loans ....................................         1,551,618          1,567,486
Less--Allowance for
  loan losses ............................           (16,617)           (16,617)
Accrued interest receivable ..............            19,389             19,389

Financial liabilities:
Savings and demand
  deposits ...............................         1,191,906          1,191,906
Time deposits ............................           537,154            540,144
Borrowed funds ...........................             1,345              1,345
Advances from borrowers
  for taxes and insurance ................             7,091              7,091
Accrued interest payable .................             8,464              8,464

Unrecognized financial
 instruments:
Commitments to extend
  credit .................................              --                1,257

                                                        December 31, 1998
                                                 ------------------------------
                                                    Carrying            Fair
                                                     Amount             Value
--------------------------------------------------------------------------------
                                                         (000's omitted)
Financial assets:
Cash and due from banks ..................       $    58,435        $    58,435
Federal funds sold .......................            90,500             90,500
Securities available for sale ............         1,350,467          1,350,467
Loans ....................................         1,098,627          1,107,013
Less--Allowance for
  loan losses ............................           (15,709)              --
Accrued interest receivable ..............            15,707             15,707

Financial liabilities:
Savings and demand deposits ..............         1,102,961          1,102,961
Time deposits ............................           520,693            521,841
Borrowed funds ...........................           250,000            250,000
Advances from borrowers
  for taxes and insurance ................             4,623              4,623
Accrued interest payable .................               972                972

Unrecognized financial
  instruments:
Commitments to
  extend credit ..........................              --                  131

14. STATEN ISLAND BANCORP, INC.

The following condensed statements of financial condition as of December 31, 1998 and 1997 and condensed statements of income and cash flows for the years ended December 31, 1998 and 1997 should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of
Financial Condition
                                                             December 31
                                                     --------------------------
                                                         1998            1997
--------------------------------------------------------------------------------
                                                           (000's omitted)
Assets:
Cash .........................................       $  14,008        $ 212,301
Securities available for sale ................         171,563             --
Investment in subsidiary .....................         435,258          420,349
ESOP loan receivable
  from subsidiary ............................          39,801           41,262
Other assets .................................           9,524           11,974
                                                     --------------------------
                                                     $ 670,154        $ 685,886
                                                     ==========================
Liabilities:
Accrued interest and
  other liabilities ..........................       $   1,112             --

Stockholders' equity:
Common stock .................................             451              451
Additional paid in capital ...................         534,464          532,521
Retained earnings
  (substantially restricted) .................         215,414          181,499
Unallocated ESOP shares ......................         (38,456)         (41,262)
Unearned RRP shares ..........................         (30,873)            --
Less--Treasury stock
  (1,425,500 shares, at cost) ................         (27,480)            --
Accumulated other
  comprehensive income,
  net of taxes ...............................          15,522           12,677
                                                     --------------------------
    Total liabilities and equity .............       $ 670,154        $ 685,886
                                                     ==========================

Condensed Statements of Income
                                                             December 31
                                                     --------------------------
                                                         1998            1997
--------------------------------------------------------------------------------
                                                           (000's omitted)
Income:
Investment income ..........................         $  7,810          $   --
Other interest income ......................              287              --
Interest income ESOP
  loan receivable ..........................            3,464              --
Loss on sale of investments ................             (646)             --
                                                     --------------------------
                                                       10,915              --
Expenses:
Interest expense ...........................              657              --
Other expense ..............................              598              --
Contribution to SISB
  Community Foundation .....................             --              25,817
                                                     --------------------------
Income (loss) before taxes
  and equity in undistributed
  earnings of subsidiary ...................            9,660           (25,817)
Provision (benefit) for
  income taxes .............................            3,107           (11,974)
                                                     --------------------------
Income (loss) before equity
  in undistributed earnings
  of subsidiary ............................            6,553           (13,843)
Equity in undistributed
  earnings of subsidiary ...................           37,709             1,642
                                                     --------------------------
Net income (loss) ..........................         $ 44,262          $(12,201)
                                                     ==========================
Condensed Statements of Cash Flows
                                                             December 31
                                                     --------------------------
                                                         1998            1997
--------------------------------------------------------------------------------
                                                           (000's omitted)
Cash flows from operating activities:
Net income .....................................      $  44,262       $ (21,201)
Adjustments to reconcile net loss
  to net cash (used in) provided
  by operating activities--
  Undistributed earnings of
    subsidiary bank ............................        (37,709)         (1,642)
Amortization of bond and
  mortgage premium .............................             28            --
Loss on sale of available
  for sale securities ..........................            646            --
Other noncash expense
  (income) .....................................            (51)           --
Decrease (increase) in
  accrued interest .............................           (683)           --
Decrease (increase) in
  other assets .................................          1,868          (1,869)
(Decrease) increase in
  accrued interest and
    other liabilities ..........................          1,112            --
(Increase) decrease in
  deferred income taxes ........................          1,684          10,105
                                                     --------------------------
Net cash (used in) provided
  by operating activities ......................         11,157         (14,607)
                                                     --------------------------
Cash flows from investing activities:
(Increase) decrease in
  Investment in Subsidiary .....................           --          (253,592)
Sales of available for
  sale securities ..............................         99,627            --
Purchases of available
  for sale securities ..........................       (272,711)           --
  Principal collected on loans .................          1,461            --
Loan made to SISB
  Employee Stock
  Ownership Plan ...............................           --           (41,262)
                                                     --------------------------
Net cash (used in)
  investing activities .........................       (171,623)       (294,854)
                                                     ==========================

                                                             December 31
                                                     --------------------------
                                                         1998            1997
--------------------------------------------------------------------------------
                                                           (000's omitted)
Cash flows from financing activities:
Net proceeds from
  issuance of common stock
  in initial public offering ...................      $    --         $ 532,972
Cash dividends .................................        (10,347)           --
Purchase of treasury stock .....................        (27,480)           --
                                                     --------------------------
Net cash (used in) provided
  by financing activities ......................        (37,827)        532,972
                                                     --------------------------
Net (decrease) increase in
  cash and cash equivalents ....................       (198,293)        212,301
Cash and equivalents,
  beginning of year ............................        212,301            --
                                                     --------------------------
Cash and equivalents,
  end of year ..................................      $  14,008       $ 212,301
                                                     ==========================

15. QUARTERLY FINANCIAL DATA
    (UNAUDITED)

  Selected unaudited quarterly financial data for the years ended December 31, 1998 and 1997 is presented below:

                               Fourth        Third         Second        First
                               Quarter       Quarter       Quarter       Quarter
--------------------------------------------------------------------------------
1998:
Interest
  income ...............       $62,557       $54,068       $48,050       $44,466
Interest
  expense ..............        28,953        24,143        18,883        16,090
Net interest
  income ...............        33,604        29,925        29,167        28,376
Provision for
  loan losses ..........            92           500           501           501
Noninterest
  income ...............         3,663         1,916         2,069         2,732
Noninterest
  expense ..............        18,142        13,327        12,277        12,172
Income before
  income taxes .........        19,033        18,014        18,458        18,435
Income taxes ...........         7,259         7,066         7,515         7,838
Net income
  (loss) ...............        11,774        10,948        10,943        10,597
Earnings per
  share--
    Basic ..............           .28           .26           .27           .25
    Diluted ............           .28           .26           .27           .25
Dividends
  declared per
  common share .........           .09           .08           .08           .07
Stock price per
  common share
    High                        21-3/4        23-1/8        23-5/8      21-1/8
    Low                         14-1/8        15-9/16       20-5/8      18-13/16
    Close                       19-15/16      18            22-3/4      20-3/8

                               Fourth        Third         Second        First
                               Quarter       Quarter       Quarter       Quarter
--------------------------------------------------------------------------------
1997:
Interest
  income .................     $ 46,495       $ 35,231     $ 33,210     $ 31,876
Interest
  expense ................       19,187         15,082       13,272       12,516
Net interest
  income .................       27,308         20,149       19,938       19,360
Provision for
  loan losses ............          501            501        2,501        2,500
Noninterest
  income .................        2,285          2,118        1,840        1,210
Noninterest
  expense ................       35,820*        11,468       10,589       10,847
Income before
  income taxes ...........       (6,728)        10,298        8,688        7,223
Income taxes .............       (4,280)         4,261        3,655        1,296
Net income
  (loss) .................       (2,448)         6,037        5,033        5,927
Earnings (loss)
  per share since
  conversion:
    Basic ................         (.29)          --           --           --
    Diluted ..............         (.29)          --           --           --

*Fourth quarter of 1997 includes  one-time  contribution  of $25,789 to the SISB
 Community Foundation formed as part of the Conversion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Staten Island Bancorp, Inc.:

  We have audited the accompanying consolidated statements of financial condition of Staten Island Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Staten Island Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

New York, New York
January 20, 1999

CORPORATE INFORMATION

Corporate Office
15 Beach Street
Staten Island, New York 10304

ANNUAL MEETING

  The annual meeting of stockholders will be held on April 29, 1999 at 10:00 a.m. at:

The Excelsior Grand
2380 Hylan Boulevard
Staten Island, New York 10306

  Notice of the meeting and a proxy form are included with this mailing to shareholders of record as of March 19, 1999.

INVESTOR RELATIONS

  Shareholders, analysts and others interested in additional information may contact:

Donald C. Fleming
Senior Vice President at
15 Beach Street
Staten Island, New York 10304
(718) 447-7900

TRANSFER AGENT AND REGISTRAR

  Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock and transfer agent and registrar:

Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

STOCK LISTING

  Staten Island Bancorp Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol SIB.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105

COUNSEL
The Law Firm of Hall & Hall
57 Beach Street
Staten Island, New York 10304

Elias, Matz, Tiernan and Herrick
734 15th Street N.W., 12th floor
Washington, D.C. 20005

SERVICES AVAILABLE

PERSONAL BANKING SERVICES
Day of Deposit-Day of Withdrawal
  Savings Accounts
Holiday Club Accounts
Insured Money Market Accounts
Time Savings Accounts
Checking  Accounts
Checking with Interest
Checking Overdraft
Retirement Plans
Mortgage Loans
Bi-weekly Mortgage Loans
Home Equity Loans
Home Improvement Loans
HomeSecured Advantage Loans
Personal Loans
Passbook Loans
Student Loans
Automated Payment System
Bank-by-Phone
Bill Pay-by-Phone
THE bankCard
24 Hour Automated Teller Machines
Direct Deposit of Payroll
  and Government Checks
Safe Deposit Boxes
Savings Bank Life Insurance
Money Orders
Banking by Mail
U.S. Savings Bonds
Travelers Checks
Utility Bill Payments
Drive-thru Banking
PC Banking
Visa Check Card
Drive-thru ATM

BUSINESS BANKING SERVICES
Business Checking Accounts
Business Checking with Interest
Business Overdraft Checking
Business Savings Accounts
Retirement Accounts
Lawyer Escrow Accounts (IOLA)
Bank-by-Phone
Bill Pay-by-Phone
Automatic Transfers and Payments
Direct Payroll Deposit
Payroll Check Cashing
Night Deposit Boxes
Safe Deposit Boxes
24 Hour Automated Teller Machines
Merchant Card Services
Treasury Tax and Loan Payment
Secured Lines of Credit
Unsecured Lines of Credit
Business Term Loans
Commercial Mortgage Loans
Tailored Business Loans
Small Business Administration (SBA) Loans
PC Banking for Business

TRUST AND INVESTMENT SERVICES
Estate Management
Trust Management
Custody
Record Keeping
Income Collection
Security Processing and Safekeeping
Investment Management

CORPORATE INFORMATION

STATEN ISLAND
BANCORP, INC.

BOARD OF DIRECTORS

Harold Banks
Charles J. Bartels
James R. Coyle
Harry P. Doherty
William G. Horn
Denis P. Kelleher
Julius Mehrberg
John R. Morris
Kenneth W. Nelson
William E. O'Mara

DIRECTORS EMERITI
Elliott L. Chapin
Pio Paul Goggi
Dennis E. Knudsen
Edward J. Maloy, Jr.
Edward F. Norton, Jr.
Edward F. Vitt
Raymond A. Vomero

EXECUTIVE OFFICERS
Harry P. Doherty
  Chief Executive Officer
James R. Coyle
  Chief Operating Officer
Edward Klingele
  Chief Financial Officer
Patricia J. Villani
  Corporate Secretary

STATEN ISLAND SAVINGS
BANK--A Staten Island
Bancorp Company

CHAIRMAN AND CHIEF
EXECUTIVE OFFICER
Harry P. Doherty

PRESIDENT AND CHIEF
OPERATING OFFICER
James R. Coyle

EXECUTIVE VICE PRESIDENT
John P. Brady

SENIOR VICE PRESIDENTS
Frank J. Besignano
Donald C. Fleming
Edward Klingele
Deborah Pagano

FIRST VICE PRESIDENTS
Dorothy A. MacIver
William McMahon
Catherine M. Paulo
Robert S. Ryan
Harvey B. Singer

Vice Presidents
Diana J. Alore
Catherine Arcuri
Marlene Blum
Michael J. Brennan
Andrea R. Cicero
Robert C. Dunn
Thomas Longendyke
Lawerence Nelson
Barbara Tichenor
Frederick A. Volk
Anna Williams

AUDITOR
Suzanne Lackow

CONTROLLER
Scott Salner

CORPORATE SECRETARY
Patricia J. Villani

ASSISTANT VICE PRESIDENTS
Paula Armband
Arlene Brown
Richard G. Budalich
Karen Capela
Mary Cautela
Zenaida Cordero
Maureen DeAngelo
Barbara Giardiello
Joseph Gilroy
Maryann Hurley
George P. Keogh
Therese Marks
Eileen Merkent
Robin Mollica
Jose Nieves
Mary Palmieri
Barbara Palomba
Patricia Phoel
Helena V. Pizzuto
Usha Ramaswamy
Jean Ringhoff
William Robinson
Lynne Sigona
Carmela Taliento
Carl Tullis
Clifford Zoller

ASSISTANT CONTROLLER
Barbara Corbett

ASSISTANT SECRETARIES
Annette Ackerson
Dorri Aspinwall
Nina Brancato
Donna Bruen
Kathleen Geosits
David E. Kennedy
Maryanne Sexton
Donald Thorsen
Mary Ann Young

SIB MORTGAGE
CORPORATION--d/b/a IVY
MORTGAGE
PRESIDENT AND CHIEF
EXECUTIVE OFFICER
Richard W. Payne

CHIEF OPERATING OFFICER
Paul Hechman

CHIEF FINANCIAL OFFICER
Ralph Piccarello

SIB INVESTMENT
CORPORATION
PRESIDENT
Bernard Durnin

Designed by Curran & Connors, Inc. / www.curran-connors.com

15 BEACH STREET, STATEN ISLAND, NY 10304

Member F.D.I.C.   Equal Opportunity Employer   Equal Housing Lender